AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 12, 1997
                                                     REGISTRATION NO. 333-40245
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                             SCP POOL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
        DELAWARE                     5091                    36-3943363
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                            109 NORTHPARK BOULEVARD
                        COVINGTON, LOUISIANA 70433-5001
                           TELEPHONE: (504) 892-5521
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               CRAIG K. HUBBARD
                            109 NORTHPARK BOULEVARD
                        COVINGTON, LOUISIANA 70433-5001
                           TELEPHONE: (504) 892-5521
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
  STEPHEN L. RITCHIE KIRKLAND & ELLIS   JOEL J. HUGHEY ALSTON & BIRD LLP 1201
   200 EAST RANDOLPH DRIVE CHICAGO,    WEST PEACHTREE STREET ATLANTA, GEORGIA
     ILLINOIS 60601 (312) 861-2000              30309 (404) 881-7000
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED DECEMBER 12, 1997

                             2,450,000 SHARES

                     LOGO
                     LOGO

                              SCP POOL CORPORATION

                                  COMMON STOCK

                                  -----------

  Of the 2,450,000 shares of Common Stock being offered hereby, 1,350,000 shares are being offered by SCP Pool Corporation (the "Company") and 1,100,000 shares are being offered by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

The Company's Common Stock is traded on the Nasdaq National Market under the symbol "POOL." On November 13, 1997 the last reported sale price of the Common Stock on that market was $21.25 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                  UNDERWRITING                   PROCEEDS TO
                                      PRICE      DISCOUNTS AND   PROCEEDS TO       SELLING
                                    TO PUBLIC    COMMISSIONS(1) THE COMPANY(2) STOCKHOLDERS(2)
----------------------------------------------------------------------------------------------
Per Share........................    $              $              $              $
----------------------------------------------------------------------------------------------
Total(3).........................  $               $              $              $
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering payable by the Company estimated to be $450,000.

(3) One of the Selling Stockholders has granted the Underwriters a 30-day option to purchase up to 367,500 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Selling Stockholders will be $        , $         and $        ,
    respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, and subject to their right to reject orders in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing
the Common Stock will be made on or about             , 1997.

MORGAN KEEGAN & COMPANY, INC.

                         THE ROBINSON-HUMPHREY COMPANY

                                                   JOHNSON RICE & COMPANY L.L.C.

                                            , 1997.

 [DRAWING OF IN-GROUND SWIMMING POOL WITH NUMBERED CROSS REFERENCES TO PARTS, EQUIPMENT AND MAINTENANCE PRODUCTS TEXT: "EVERYTHING BUT THE WATER" THE COMPANY SUPPLIES A FULL ARRAY OF POOL EQUIPMENT IN ADDITION TO POOL MAINTENANCE PRODUCTS SUCH AS CHEMICALS AND REPLACEMENT PARTS. 1. FILTER,
 2. PUMP AND MOTOR, 3. POOL HEATER, 4. CENTRAL STEP HANDRAIL, 5. STEP, 6. INLET FITTINGS, 7. LINER, 8. AUTOMATIC POOL CLEANER, 9. SAFETY FLOAT LINE,
 10. SLIDE, 11. POOL LADDER, 12. DIVING BOARD, 13. UNDERWATER LIGHT, 14. MAIN DRAIN, 15. LADDER MOUNTS, 16. POOL WATER BRACES, 17. PVC PIPE, 18. SKIMMER, 19. WALL PANELS, 20. CEMENT DECK BRACES.]

 [UNITED STATES MAP SHOWING THE LOCATIONS OF THE COMPANY'S SERVICE CENTERS
 TEXT: SCP'S SERVICE CENTER LOCATIONS.

 [SQUARE] AS OF THE IPO IN OCTOBER 1995

 [CIRCLE] ACQUIRED OR OPENED SINCE OCTOBER 1995

 [TRIANGLE] PROPOSED ACQUISITION]


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and the related Notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to the "Company" or "SCP Pool" shall mean SCP Pool Corporation and its predecessor, together with SCP Pool Corporation's direct and indirect subsidiaries. Unless otherwise indicated, all information contained in this Prospectus (i) has been adjusted to give effect to the three-for-two stock split effected in September 1997, and (ii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  SCP Pool Corporation is the nation's leading independent distributor of swimming pool supplies and related products. The Company distributes a broad range of products to three types of customers: (i) swimming pool remodelers and builders, which refurbish, retrofit and overhaul existing pools and install new pools; (ii) independent retail stores, which sell swimming pool products to consumers; and (iii) swimming pool repair and service companies, which perform periodic maintenance and repair services, primarily for residential and small commercial swimming pools. The Company distributes more than 34,000 national brand and private label products to over 20,000 customers. These products include non-discretionary pool maintenance products, such as chemicals and replacement parts, packaged pools (kits to build swimming pools which include walls, liner, bracing and other materials) and pool equipment, such as cleaners, filters, heaters, pumps and lights.

  SCP Pool has managed its growth through a combination of service center acquisitions, service center additions in new and existing markets, and continued growth at existing service centers. From January 1, 1990 to September 30, 1997, the Company grew from 8 service centers in 6 states to 74 service centers in 24 states. Forty-three of the sixty-six service centers added from January 1, 1990 to September 30, 1997 were through acquisitions, making SCP the leader in consolidating the pool supply industry. The Company's most significant acquisition to date occurred in September 1996, when the Company acquired certain assets (primarily inventory, property and equipment) of The B-L Network, Inc. ("BLN"), a wholesaler of swimming pool supplies with 39 service centers in 12 states for an aggregate purchase price of approximately $34.2 million (the "BLN Acquisition"). In November 1997, the Company entered into a purchase agreement to acquire substantially all of the assets of Bicknell Huston Distributors, Inc. ("Bicknell"), which distributes swimming pool supplies and related products through its eleven service centers in six northeastern states, for a purchase price of approximately $21.0 million (the "1997 Acquisition"). Following the 1997 Acquisition, which the Company expects to be completed in late December 1997, the Company will have 85 service centers in 30 states. There can be no assurances, however, that the 1997 Acquisition will be completed. Twenty-three of the sixty-six service centers added since January 1, 1990 were new locations opened by the Company. As a result of acquisitions and service center openings, the Company has significantly increased its geographic scope.

  SCP Pool estimates that swimming pool supply industry sales in the United States totalled approximately $2.7 billion in 1996, of which approximately $1.6 billion in sales were made by pool supply distributors, and $1.1 billion in sales were made by mass merchandisers and large specialty retail chains. The distribution segment of the industry is fragmented, and is comprised of six large wholesale swimming pool supply distributors (estimated by management to be approximately 40% of the market) and a large number of smaller local or regional companies. These smaller companies generally lack the purchasing power, management control systems and other resources of large distributors such as the Company, which has resulted in a trend toward industry consolidation. The Company believes that this industry consolidation affords it further opportunities for growth in new and existing markets through acquisitions of other swimming pool supply distributors.

  The Company continues to pursue an aggressive growth strategy. Over the past seven years, the Company's net sales have grown from $32.1 million in 1990 to $235.8 million in 1996 and $286.8 million for the nine months ended September 30, 1997. Operating income has increased from $2.1 million in 1990 to $10.5 million in 1996 and to $18.4 million for the nine months ended September 30, 1997. The Company expects to continue its growth strategy by making strategic acquisitions, opening service centers in new locations, and increasing sales at existing service centers. SCP Pool has completed seven acquisitions since January 1994 and expects to complete the 1997 Acquisition in late December 1997, although there can be no assurances the 1997 Acquisition will occur at that time or at all. Management believes that the 1997 Acquisition, if and when completed, will further establish the Company as the leading national independent distributor of swimming pool products and supplies, and increase the geographic scope and diversity of the Company's business. SCP Pool has complemented these acquisitions with increasing sales at existing service centers. Comparable service center sales increased 12%, 15%, 16%, 19% and 11% in 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

  The Company believes that its sales and earnings growth have been and will continue to be driven by its primary competitive strengths, which include the following:

  . Leading Market Position. The Company believes that its market position as the nation's leading distributor of swimming pool supplies provides it with significant name recognition, lower prices due to volume purchasing discounts, access to distribution rights for name-brand products and other operating efficiencies. In addition, SCP Pool offers its customers one of the broadest available selections of products.

  . Experienced Management Team. The Company believes that its key personnel, including service center managers, are among the most experienced in the swimming pool supply industry. Executive officers and service center managers have an average of 28 and 16 years of pool industry experience, respectively. The experience and tenure of SCP Pool's personnel and their long standing relationships with their customers have been instrumental to the growth of the Company.

  . Experience in Completing and Integrating Acquisitions. SCP Pool has completed seven acquisitions since 1994, and 43 of the Company's 74 service centers were added pursuant to such acquisitions. Management believes that the Company's experience in integrating the acquired businesses provides a competitive advantage in the evaluation and integration of future acquisitions.

  . Entrepreneurial Business Environment. Service center managers are responsible for day-to-day operations and profitability of their service center and have sales responsibility within their geographic area. The Company believes that its entrepreneurial business environment has (i) contributed to growth in sales and profitability, (ii) enabled the Company to be highly responsive to customer requirements and preferences, actions by competitors and changes in local market conditions and (iii) assisted the Company's efforts to attract and retain qualified employees.

  . Advanced Information Systems. The Company has made a significant investment in its information systems, which it believes are among the most advanced in the swimming pool distribution industry. The Company recently upgraded those systems to achieve additional cost reductions, operating efficiencies, improved inventory management and a higher level of customer service as well as to provide capacity for future growth.

  . Superior Customer Service. The Company attempts to enhance customer service by providing product marketing support, exclusive territorial rights, purchase and technical follow-up support and local delivery service.

                                  THE OFFERING

Common Stock offered by the Company.. 1,350,000 shares
Common Stock offered by Selling       1,100,000 shares
 Stockholders(1).....................
Total Common Stock offered........... 2,450,000 shares
                                       ------

Common Stock to be outstanding after  7,740,060 shares(2)
 the Offering........................
Use of Proceeds to the Company....... The net proceeds to the Company of the
                                      Offering will be used to finance the 1997
                                      Acquisition and repay existing
                                      indebtedness.
Nasdaq National Market Symbol........ POOL

--------
(1) See "Principal and Selling Stockholders."
(2) Does not include the 248,035 shares issuable upon exercise of outstanding options issued pursuant to the Company's 1995 Stock Option Plan, the 45,000 shares issuable upon exercise of outstanding options issued pursuant to the Company's 1996 Non-Employee Director Equity Incentive Plan, the 606,965 additional shares reserved for issuance under such plans or the 98,214 shares issuable upon conversion of the Company's convertible subordinated promissory notes. See "Management--1995 Stock Option Plan" and "Certain Relationships and Related Transactions--Stockholder Notes."

  The Company's principal executive offices are located at 109 Northpark Boulevard, Covington, Louisiana 70433-5001 and its telephone number is (504) 892-5521.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                         THE PREDECESSOR                   THE COMPANY
                         ----------------  --------------------------------------------------
                                                                           NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                         ------------------------------------------------  ------------------
                          1992     1993      1994      1995        1996      1996      1997
                         -------  -------  --------  --------    --------  --------  --------
                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME
 DATA:
 Net sales.............. $54,101  $67,282  $101,977  $161,095    $235,844  $189,356  $286,847
 Gross profit...........  13,352   16,421    24,489    37,121      52,030    42,846    63,579
 Operating income.......   4,364    5,696     6,678     9,522      10,487    14,762    18,448
 Net income(1)..........                      1,107     1,579(2)    4,533     7,860     9,262
 Net income per
  share(1)..............                        .53       .53         .72      1.24      1.46
PRO FORMA STATEMENT OF
 INCOME DATA(3):
 Pro forma net income...                                         $  5,244            $ 11,037
 Pro forma net income
  per share(4)..........                                              .67                1.41
 Fully diluted shares
  outstanding...........                                            7,812               7,825
OPERATING DATA:
 Number of service
  centers:
   Starting sites.......      14       17        18        26          44        44        69
     Sites acquired.....       0        0         8        14          39        39         0
     Sites opened.......       3        1         3         4           2         0         5
     Sites consolidated.       0        0         3         0          16        16         0
     Sites closed.......       0        0         0         0           0         0         0
   Ending sites.........      17       18        26        44          69        67        74
 Comparable service
  center sales
  increases(5)..........      14%      12%       15%       16%         19%       18%       11%

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(6)
                                                         -------- --------------
BALANCE SHEET DATA:
 Working capital.......................................  $ 52,203    $ 68,153
 Total assets..........................................   123,663     147,423
 Total debt, including current portion.................    50,839      45,236
 Stockholders' equity..................................    46,192      72,995

--------
(1) The Predecessor elected to be treated as an S corporation for income tax purposes, and accordingly did not pay federal and state (except in certain states) income taxes during such period. The Company is, and has been since its formation, a C corporation.
(2) The Company recognized an extraordinary loss, net of tax, in 1995 of $750,000 or $0.25 per share, in connection with the write-off of loan financing fees and a prepayment premium associated with the application of the proceeds of the Company's initial public offering to reduce indebtedness. Income before extraordinary loss and income per share before extraordinary loss were $2,329,000 and $0.78, respectively.
(3) Gives effect (i) for the year ended December 31, 1996 to the acquisition of certain assets of BLN, the sale of 1,350,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.25 per share and the application of the estimated net proceeds therefrom, and the 1997 Acquisition as if each had occurred on January 1, 1996 and (ii) for the nine months ended September 30, 1997 to the sale of 1,350,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom and the 1997 Acquisition as if each had occurred on January 1, 1997. Such data have been derived from the unaudited pro forma statements of income included elsewhere in this Prospectus. See "Unaudited Pro Forma Condensed Financial Data."
(4) Calculated using pro forma net income, adjusted for the assumed reduction in interest expense, net of tax, related to the Company's Convertible Subordinated Notes. See Note 5 of Notes to the Company's Consolidated Financial Statements.
(5) Comparable service center sales have been calculated using sales of service centers that were open for more than 15 months. Comparable service center sales for 1994 and 1996, respectively, exclude net sales at the 3 service centers consolidated following the Aqua Fab Acquisition (as defined below) in 1994 and the 16 service centers consolidated following the BLN Acquisition (as defined below) in 1996. The numbers of service centers used in calculating such figures were 13, 15, 18, 25, 38, 38 and 26, for 1992, 1993, 1994, 1995, 1996 and the nine months ended September 30, 1996 and 1997, respectively.
(6) Adjusted to give effect to the sale of 1,350,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds thereof to finance the 1997 Acquisition and reduce indebtedness as if such application had occurred on September 30, 1997. If the 1997 Acquisition is not consummated: (i) the net proceeds of the Offering will be used to reduce indebtedness; and (ii) working capital, total assets, total debt and stockholders' equity, each as of September 30, 1997 and as adjusted to give effect to the Offering and such use of proceeds as if such application had occurred on September 30, 1997 would be $53,506, $124,966, $25,399 and $72,995, respectively. See "Use of Proceeds."

  Certain statements in this Prospectus Summary and under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus, such as statements regarding the Company's strategies, plans, objectives, expectations and intentions, are forward-looking statements that involve risks and uncertainties, including but not limited to factors related to (i) the Company's ability to identify appropriate acquisition candidates, complete acquisitions on satisfactory terms, or successfully integrate acquired businesses; (ii) the sensitivity of the swimming pool supply business to cool or rainy weather; (iii) the intense competition and low barriers to entry in the swimming pool supply industry; (iv) the Company's ability to obtain financing on satisfactory terms and the degree to which the Company is leveraged; (v) the sensitivity of the swimming pool supply business to general economic conditions; (vi) the Company's ability to remain in compliance with the numerous environmental, health and safety requirements to which it is subject; (vii) the risk of fire, safety and casualty losses and related liabilities claims inherent in the storage and repackaging of chemicals sold by the Company; and (viii) the other factors discussed in the Company's filings with the Securities and Exchange Commission. Such factors could affect the Company's actual results and could cause such results to differ materially from the Company's expectations described above.

                               THE ACQUISITIONS

  The Company is a successor to a business founded in 1980 by the Company's current President and Chief Executive Officer, Frank J. St. Romain. The Company and its wholly owned subsidiary, South Central Pool Supply, Inc. ("SCP Supply"), were organized by Code, Hennessy & Simmons Limited Partnership ("CHS") and members of the management of the Predecessor for the purpose of acquiring substantially all of the assets and business of Lake Villa Corporation (formerly known as South Central Pool Supply, Inc.), a Louisiana corporation (the "Predecessor"). On December 31, 1993, SCP Supply acquired substantially all of the assets and business of the Predecessor (the "SCP Acquisition").

  The Company continues to pursue an aggressive growth strategy. Consistent with this strategy, the Company has completed seven acquisitions since January 1994 (together with the SCP Acquisition, the "Acquisitions"):

  . In January 1994, the Company substantially increased its operations by acquiring certain assets of Aqua Fab Industries, Inc. ("Aqua Fab"), including eight service centers (three of which the Company subsequently closed and consolidated into existing service centers) in the midwest and southeast regions of the United States (the "Aqua Fab Acquisition").

  . In February 1995, the Company acquired all of the outstanding capital stock of Orcal Pool Supplies, Inc. ("Orcal") (the "Orcal Acquisition"). Management believes that the Orcal Acquisition, in which the Company acquired nine fully operational service centers located throughout California, was a cost-effective means of entering one of the largest pool supply markets in the United States.

  . In March 1995, the Company acquired certain assets of Aqua Chemical Sales and Delivery, Inc., primarily inventory and a service center in Illinois.

  . In October 1995, the Company acquired certain assets of Crest
    Distribution, a division of Aman Enterprises, Inc., primarily inventory and one service center in each of Oregon and Washington.

  . In November 1995, the Company acquired the capital stock of Steven
    Portnoff Corporation, which operated a service center in Scottsdale, Arizona.

  . In December 1995, the Company acquired certain assets of Pool Mart of
    Nevada, Inc., an affiliate of Steven Portnoff Corporation, primarily inventory and a service center in Las Vegas, Nevada.

  . The Company's most significant acquisition to date occurred in September
    1996, when the Company acquired certain assets (primarily inventory, property and equipment) of BLN, a wholesaler of swimming pool supplies with 39 service centers in 12 states for an aggregate purchase price of approximately $34.2 million. The Company subsequently consolidated 16 of the BLN service centers into existing service centers. At the time of the BLN Acquisition, BLN was the second largest pool supply distributor in the United States, according to management estimates. The purchase price was financed primarily through the issuance of promissory notes payable to BLN, a portion of which have since been repaid. In connection with the BLN Acquisition, the Company sold the chemical manufacturing and repackaging assets of Alliance Packaging, Inc. ("Alliance Packaging"), one of its subsidiaries, to Bio-Lab, Inc. ("Bio-Lab"), the parent of BLN, for approximately $5.4 million (the "Alliance Sale"). In addition, the Company and Bio-Lab entered into two five-year supply agreements pursuant to which Bio-Lab agreed to supply the Company with certain chemical products previously supplied to it by Alliance Packaging and with certain chemical products previously supplied to BLN by Bio-Lab (the "Bio-Lab Supply Agreements").

                             THE 1997 ACQUISITION

  In November 1997, the Company entered into a purchase agreement to acquire substantially all of the assets of Bicknell for an aggregate purchase price of approximately $21.0 million, subject to a purchase price adjustment based on the working capital of Bicknell at the time of the closing. Bicknell distributes swimming pool supplies and related products through its eleven service centers in six northeastern states. In 1996, Bicknell had net sales of $58.7 million. The Company expects the 1997 Acquisition to be consummated in late December 1997, but no assurances can be made that the 1997 Acquisition will occur at that time or at all.

  Management believes that the 1997 Acquisition, if and when completed, will further establish the Company as the leading national independent distributor of swimming pool products and supplies, and increase the geographic scope and diversity of the Company's business. If the 1997 Acquisition is completed in December 1997, the Company will have 85 service centers in 30 states at that time. As a result of the seasonal nature of the Company's business, the 1997 Acquisition is expected to have a negative effect on operating income in the first quarter of 1998, and is not expected to benefit the Company's operating income until at least the second quarter of 1998.

  In connection with the 1997 Acquisition, the Company will enter into a supply agreement with Pacific Industries, Inc. ("Pacific"), the sole stockholder of Bicknell (the "Supply Agreement"). Under the terms of the Supply Agreement, Pacific will supply the Company with polymer panels, braces, steps, liners and other products used in the construction of in-ground pools. The Supply Agreement will have a term of eight years, subject to renewal options.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

ACQUISITIONS AND INTEGRATION OF ADDITIONAL BUSINESSES

  A significant portion of the Company's recent growth has been achieved through acquisitions of other swimming pool supply distributors, and the Company's growth strategy includes additional acquisitions. The Company continuously seeks out appropriate acquisition candidates and is frequently engaged in discussions regarding potential acquisitions. The Company recently entered into an agreement to acquire eleven additional service centers in the northeastern United States for an aggregate consideration of approximately $21.0 million. There can be no assurance that such acquisition will be consummated, or that in the future the Company will be able to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. Future acquisitions may be financed through the issuance of Common Stock, which may be dilutive to the Company's stockholders, or through the incurrence of additional indebtedness. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention, and there can be no assurance that the Company will be able to successfully integrate acquired businesses into its operations. The businesses acquired by the Company typically have lower gross margins than the Company, which affects the Company's results of operations for the period in which any such acquisition occurs and subsequent periods until the acquired business is fully integrated. See "Business--Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SEASONALITY AND WEATHER

  The Company's business is highly seasonal. In 1996, approximately 63% of the Company's net sales were generated in the second and third quarters of the year, which represent the peak months of swimming pool use, installation, remodeling and repair, and 134% of the Company's operating income was generated in such period. Sales are substantially lower during the first and fourth quarters of the year, when the Company typically incurs net losses. The principal external factor affecting the Company's business is weather. Unseasonably late warming trends can decrease the length of the pool season and unseasonably cool weather or extraordinary rainfall during the peak season can decrease swimming pool use, installation and maintenance, each of which adversely affects the Company's sales and operating profit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality and Quarterly Fluctuations."

COMPETITION

  The Company faces intense competition from many regional and local distributors, from several companies that distribute swimming pool supplies on a national basis and, to a lesser extent, from mass market retailers and large pool supply retailers. The Company believes that there are five swimming pool supply distributors that compete with the Company on a national or regional basis: Pool Water Products, Superior Pool Products Co. (a subsidiary of Olin Corporation), Fort Wayne Pools, Hughes Supply and Benson Pump Co. Barriers to entry in the swimming pool supply industry are relatively low. Certain of the Company's competitors have substantially greater capital resources than the Company.

  The Company competes with other distributors for rights to distribute brand-name products. In the event that a significant supplier of brand-name products declined to sell or discontinued sales to the Company, the Company's business could be materially and adversely affected. Some geographic markets serviced by the Company, particularly California, Texas and Florida, tend to be more competitive than others. In response to competitive pressures from any of its current or future competitors, the Company may be required to lower selling prices to maintain or increase market share, and such measures could adversely affect the Company's gross margins and operating results. See "Business--Competition."

DEPENDENCE ON KEY PERSONNEL

  The Company's success is largely dependent on the skills, experience and efforts of its senior management and certain other key personnel. The loss of services of one or more of the Company's key personnel could have a material adverse effect upon the Company's business and development. See "Management" and "Business--Competitive Strengths." The Company does not maintain key man life insurance.

LEVERAGE

  The Company is highly leveraged as a result of the debt incurred to finance the Acquisitions, and in the event that the Company borrows additional amounts for future acquisitions, the amount of such leverage will increase. As of September 30, 1997, the Company's long-term debt was $43.6 million, or 49% of the Company's total capitalization, and after giving effect to the Offering and the application of the net proceeds to the Company therefrom to finance the 1997 Acquisition and reduce indebtedness as if such application has occurred on September 30, 1997, the Company's long-term debt would have been $38.0 million, or 34% of the Company's total capitalization.

  The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing for working capital, acquisitions or other purposes in the future may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for operations;
(iii) certain of the Company's borrowings will be at variable rates of interest, which could cause the Company to be vulnerable to increases in interest rates; and (iv) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control. There can be no assurance that the Company will be able to generate sufficient cash flow to cover required interest and principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

INDUSTRY AND CYCLICAL FACTORS

  Demand for swimming pool products is somewhat dependent upon overall economic conditions. In economic downturns, new housing construction and swimming pool construction generally decline. A downturn in the economy in one or more markets served by the Company could have a material adverse effect on the Company's results of operations. The financial results of the Company to date are not necessarily indicative of activities or financial results to be realized by the Company in the future.

  The Company's principal chemical raw materials are granular chlorine compounds, which are commodity materials. The prices of granular chlorine compounds are a function of, among other things, manufacturing capacity and demand. The Company has generally passed through chlorine price increases to its customers. There can be no assurance that the price of granular chlorine compounds will not increase in the future or that the Company will be able to pass on any such increase to its customers. The Company purchases granular chlorine compounds primarily from two suppliers. The Company believes that reliable alternate sources of supply are available for all of its raw materials and finished goods, including chlorine products. There can be no assurance, however, that the Company will continue to have access to reliable sources of supply.

ENVIRONMENTAL, HEALTH AND SAFETY REGULATION

  The Company's business is subject to regulation under federal, state, and local environmental and health and safety requirements, including the Emergency Planning and Community Right-to-Know Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act. Most of these requirements govern the packaging, labeling, handling, transportation, storage and sale of pool chemicals by the Company. In addition, the algicides sold by the Company are regulated as pesticides under the Federal Insecticide, Fungicide and Rodenticide Act and state pesticide laws, which primarily relate to labeling and annual registration. There can be no assurance that the Company will not be determined to be out of compliance with, or liable under, such requirements. Such an instance of noncompliance or liability could have a material adverse effect on the Company's operating results. In addition, such requirements are frequently changing, and, depending upon the nature of any such change, could require material capital expenditures by the Company in the future.

  The demand for the pool chemicals sold by the Company may also be affected by changes in consumer attitudes toward pool chemical products for environmental or safety reasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FIRE, SAFETY AND CASUALTY ISSUES

  The Company stores chemicals at its 74 service centers. Certain chemicals the Company stores are combustible oxidizing compounds and the storage of such chemicals are strictly regulated by local fire codes. A fire, explosion or flood affecting one of the Company's facilities could give rise to liability claims against the Company.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  There will be 7,740,060 shares of Common Stock outstanding upon completion of the Offering. Of these shares, the 3,337,500 shares sold in the Company's initial public offering and the 2,450,000 shares offered in the Offering will be eligible for sale in the public market without restriction upon completion of the Offering. Therefore, up to 1,952,560 shares of Common Stock may be "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and, to the extent they are restricted securities, they may not be sold without registration under the Securities Act or pursuant to an exemption therefrom. As of the date hereof, up to 1,952,560 shares of Common Stock may be sold pursuant to Rule
144. The Company and certain of its officers, directors and stockholders have agreed, in connection with this Offering, not to sell or otherwise dispose of any shares of Common Stock owned by them in the public market for a period of 90 days after the completion of the Offering without the prior consent of the Underwriters. Commencing approximately 90 days after the completion of the Offering, such shares will be eligible for sale in the public market. The market price of the Company's Common Stock could be adversely affected by the availability for sale of the restricted securities. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

  In connection with the SCP Acquisition, the Company entered into a Registration Agreement (the "Registration Agreement") which provides certain demand and piggy-back registration rights on customary terms and conditions to certain of the Company's stockholders. Up to approximately 1,700,000 shares of Common Stock will be covered by such registration rights following the Offering. Such registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the Representatives. See "Shares Eligible for Future Sale--Registration Agreement."

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

  From time to time after the Offering there may be significant volatility in the market price of the Common Stock. Quarterly operating results of the Company or of other companies participating in the swimming pool supply industry, changes in conditions in the economy, the financial markets or the swimming pool supply industry, natural disasters or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. See "--Seasonality and Weather" and "--Industry and Cyclical Factors."

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, after deducting estimated expenses of $450,000 will be approximately $26.8 million, assuming an offering price of $21.25 per share. Approximately $21.2 million of the net proceeds to the Company from the Offering will be used to finance the 1997 Acquisition. See "The 1997 Acquisition." The remaining $5.6 million will be used to reduce indebtedness under the Company's senior bank credit facility. If the 1997 Acquisition is not consummated, the entire amount of the net proceeds to the Company will be used to reduce indebtedness under the Company's senior bank credit facility and for general corporate purposes.

  The Company entered into a Credit Agreement, dated as of December 31, 1993, as amended from time to time, by and among SCP Supply, The First National Bank of Chicago, as agent, and various lenders from time to time party thereto (the "Senior Loan Facility"). Borrowings under the Senior Loan Facility may, at the Company's option, bear interest at either (i) the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.0% to 1.0% or (ii) LIBOR plus a margin ranging from 1.25% to 2.50%, in each case depending on the Company's leverage ratio.

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

  The Company currently intends to retain its earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. The Senior Loan Facility restricts the Company's ability to pay dividends. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at such time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 3 of the Notes to the Company's Consolidated Financial Statements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading on the Nasdaq National Market under the symbol "POOL" in October 1995. The following table sets forth, for the periods indicated, the range of high and low bid prices for the Common Stock as reported by the Nasdaq National Market, as adjusted to reflect a three-for-two stock split in September 1997. These prices do not include retail mark-ups, markdowns or commissions.

                                                                 HIGH     LOW
                                                                ------- -------
      1995
        Fourth Quarter......................................... $ 7.500 $ 6.500
      1996
        First Quarter..........................................  10.167   6.667
        Second Quarter.........................................  13.333   9.333
        Third Quarter..........................................  14.333  11.500
        Fourth Quarter.........................................  13.833  12.000
      1997
        First Quarter..........................................  16.000  13.172
        Second Quarter.........................................  16.672  13.000
        Third Quarter..........................................  17.328  13.672
        Fourth Quarter (through November 13, 1997).............  24.000  16.500

  On November 13, 1997, the last reported sale price for the Common Stock as reported on the Nasdaq National Market was $21.25 per share. As of November 10, 1997, there were approximately 51 holders of record of Common Stock.

                                CAPITALIZATION

  The following table sets forth the current indebtedness and capitalization of the Company as of September 30, 1997 and as adjusted to reflect the sale by the Company of 1,350,000 shares of Common Stock offered hereby at an assumed public offering price of $21.25 per share and the application of the net proceeds to the Company therefrom. See "Use of Proceeds." The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                       SEPTEMBER 30, 1997
                                                 -------------------------------
                                                                     AS ADJUSTED
                                                                       FOR THE
                                                         AS ADJUSTED  OFFERING
                                                           FOR THE    AND 1997
                                                 ACTUAL   OFFERING   ACQUISITION
                                                 ------- ----------- -----------
                                                         (IN THOUSANDS)
   Current portion of long-term debt:
     Term loan.................................  $ 4,500   $ 4,500    $  4,500
     Promissory notes to BLN...................    1,859     1,859       1,859
     8% Subordinated Notes.....................      884       884         884
                                                 -------   -------    --------
       Total current portion...................  $ 7,243   $ 7,243    $  7,243
                                                 =======   =======    ========
   Long-term debt:
     Revolving loan............................  $25,500   $   --     $ 19,897
     Term loan.................................   18,000    18,000      18,000
     Promissory notes to BLN...................      --        --          --
     8% Subordinated Notes.....................      --        --          --
     Convertible subordinated promissory notes.       96        96          96
                                                 -------   -------    --------
       Total long-term debt, less current
        portion................................   43,596    18,096      37,993
   Stockholders' equity:
     Preferred stock, $.01 par value.
      Authorized 100,000 shares; no shares
      issued and outstanding...................      --        --          --
     Common stock, $0.001 par value. Authorized
      10,000,000 shares; 6,390,060 shares
      issued and outstanding; 7,740,060 shares
      issued and outstanding as adjusted for
      the Offering.............................        6         8           8
     Additional paid-in capital................   29,705    56,506      56,506
     Retained earnings.........................   16,481    16,481      16,481
                                                 -------   -------    --------
       Total stockholders' equity..............   46,192    72,995      72,995
                                                 -------   -------    --------
       Total capitalization....................  $89,788   $91,091    $110,988
                                                 =======   =======    ========

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected financial data and operating information of the Company. The selected consolidated statement of earnings and balance sheet data set forth below as of December 31, 1994, 1995 and 1996 and for the years then ended are derived from the financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated statement of earnings and balance sheet data as of December 31, 1992 and 1993 and for the years then ended are derived from the audited financial statements of the Predecessor. The selected consolidated financial data as of September 30, 1996 an 1997 and for the nine month periods then ended are derived from the unaudited financial statements of the Company for such periods. In the opinion of management, the unaudited financial statements of the Company reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operations for these periods. Results for interim periods are not necessarily indicative of results for a full year. The Company's business is highly seasonal, with sales and net income generally highest during the second and third quarters. Sales are substantially lower during the first and fourth quarters, when the Company typically incurs net losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations." This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements of the Company and related Notes thereto included elsewhere in this Prospectus.

                         THE PREDECESSOR                   THE COMPANY
                         ----------------  --------------------------------------------------
                                                                           NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                         ------------------------------------------------  ------------------
                          1992     1993      1994      1995        1996      1996      1997
                         -------  -------  --------  --------    --------  --------  --------
                             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME
 DATA:
 Net sales.............. $54,101  $67,282  $101,977  $161,095    $235,844  $189,356  $286,847
 Cost of sales..........  40,749   50,861    77,488   123,974     183,814   146,510   223,268
                         -------  -------  --------  --------    --------  --------  --------
   Gross profit.........  13,352   16,421    24,489    37,121      52,030    42,846    63,579
 Warehouse expense......   1,808    2,107     3,610     6,957       9,611     7,114    11,067
 Selling and
  administrative
  expenses..............   7,180    8,618    13,518    19,907      31,139    20,394    33,416
 Goodwill amortization..     --       --        683       735         793       576       648
                         -------  -------  --------  --------    --------  --------  --------
   Operating income.....   4,364    5,696     6,678     9,522      10,487    14,762    18,448
 Other income
  (expense):
   Interest expense.....    (206)    (100)   (4,171)   (5,113)     (3,176)   (2,052)   (3,605)
   Amortization expense.     --       --       (498)     (610)       (698)     (398)     (534)
   Management fees paid
    to majority
    stockholder.........     --       --       (250)     (208)        --        --        --
   Miscellaneous income.      81      121       118       228         823       577       629
                         -------  -------  --------  --------    --------  --------  --------
                            (125)      21    (4,801)   (5,703)     (3,051)   (1,873)   (3,510)
                         -------  -------  --------  --------    --------  --------  --------
   Income before income
    taxes and
    extraordinary
    loss(1)(2)..........   4,239    5,717     1,877     3,819       7,436    12,889    14,938
 Provision for income
  taxes(1)..............      85      --        770     1,490       2,903     5,029     5,676
                         -------  -------  --------  --------    --------  --------  --------
   Income before
    extraordinary
    loss(1)............. $ 4,154  $ 5,717  $  1,107  $  2,329    $  4,533  $  7,860  $  9,262
                         =======  =======  ========  ========    ========  ========  ========
 Net income(1)..........   4,154    5,717     1,107     1,579(2)    4,533     7,860     9,262
 Income per share
  before extraordinary
  loss(1)...............                        .53       .78         .72      1.24      1.46
 Net income per
  share(1)..............                        .53       .53(2)      .72      1.24      1.46
PRO FORMA STATEMENT OF
 INCOME DATA(3):
 Pro forma net income
  before extraordinary
  loss..................                                         $  5,244            $ 11,037
 Pro forma net income...                                            5,244              11,037
 Pro forma net income
  per share before
  extraordinary loss....                                              .67                1.41
 Pro forma net income
  per share(4)..........                                              .67                1.41
 Fully diluted shares
  outstanding...........                                            7,812               7,825
OPERATING DATA:
 Number of service
  centers:
   Starting sites.......      14       17        18        26          44        44        69
     Sites acquired.....       0        0         8        14          39        39         0
     Sites opened.......       3        1         3         4           2         0         5
     Sites consolidated.       0        0         3         0          16        16         0
     Sites closed.......       0        0         0         0           0         0         0
   Ending sites.........      17       18        26        44          69        67        74
 Comparable service
  center sales
  increase(5)...........      14%      12%       15%       16%         19%       18%       11%
BALANCE SHEET DATA:
 Working capital........ $ 4,729  $ 5,817  $  8,493  $ 21,187    $ 34,602  $ 24,741  $ 52,203
 Total assets...........   9,911   11,306    50,675    75,397     113,245   119,881   123,663
 Total debt, including
  current portion.......     172      124    38,025    26,476      51,277    58,986    50,839
 Stockholders' equity...   5,623    6,767     3,037    32,277      36,810    40,137    46,192

--------
(1) The Predecessor elected to be treated as an S corporation for income tax purposes, and accordingly did not pay federal and state (except in certain states) income taxes during such period. The Company is, and has been since its formation, a C corporation.
(2) The Company recognized an extraordinary loss, net of tax, in 1995 of $750,000 or $0.25 per share, in connection with the write-off of loan financing fees and a prepayment premium associated with the application of the proceeds of the Company's initial public offering to reduce indebtedness.
(3) Gives effect (i) for the year ended December 31, 1996 to the acquisition of certain assets of BLN, the sale of 1,350,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.25 per share and the application of the estimated net proceeds therefrom, and the 1997 Acquisition as if each had occurred on January 1, 1996 and (ii) for the nine months ended September 30, 1997 to the sale of 1,350,000 shares of net proceeds therefrom and the 1997 Acquisition as if each had occurred on January 1, 1997. Such data have been derived from the unaudited pro forma statements of income included elsewhere in this Prospectus. See "Pro Forma Financial Data."
(4) Calculated using pro forma net income, adjusted for the assumed reduction in interest expense, net of tax, related to the Company's Convertible Subordinated Notes. See Note 5 of Notes to the Company's Consolidated Financial Statements.
(5) Comparable service center sales have been calculated using sales of service centers that were open for more than fifteen months. Comparable service center sales for 1994 and 1996, respectively, exclude net sales at the 3 service centers consolidated following the Aqua Fab Acquisition in 1994 and the 16 service centers consolidated following the BLN Acquisition in 1996. The numbers of service centers used in calculating such figures were 13, 15, 18, 25, 38, 38 and 26, for 1992, 1993, 1994, 1995, 1996 and
    the nine months ended September 30, 1996 and 1997, respectively.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following sets forth unaudited pro forma condensed consolidated financial information for the Company. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 1996 gives effect to (i) the acquisition of certain assets of BLN, (ii) the sale of 1,350,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $21.25 per share and the application of the estimated net proceeds therefrom, and (iii) the 1997 Acquisition as if each had occurred on January 1, 1996. The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 1997 gives effect to (i) the sale of 1,350,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $21.25 per share and the application of the estimated net proceeds therefrom and (ii) the 1997 Acquisition as if each had occurred on January 1, 1997. The unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 has been prepared as if the Offering and the 1997 Acquisition had occurred on September 30, 1997. There can be no assurances that the 1997 Acquisition will be consummated.

  The unaudited consolidated pro forma condensed consolidated financial information does not purport to present the actual financial position or results of operations of the Company had the transactions and events assumed therein in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma condensed consolidated financial information is based on certain assumptions and adjustments described in the notes thereto and should be read in conjunction therewith. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and with the Consolidated Financial Statements and the Notes thereto of the Company included elsewhere in this Prospectus.

                              SCP POOL CORPORATION

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                               PRO FORMA AS
                                                                          PRO FORMA                            ADJUSTED FOR
                                                                         AS ADJUSTED            ADJUSTMENTS    THE OFFERING
                             HISTORICAL       ADJUSTMENTS   ADJUSTMENTS    FOR THE                FOR THE      AND THE BLN
                          ------------------  FOR THE BLN       FOR       OFFERING   HISTORICAL    1997          AND 1997
                          COMPANY     BLN     ACQUISITION    OFFERING      AND BLN    BICKNELL  ACQUISITION    ACQUISITIONS
                          --------  --------  -----------   -----------  ----------- ---------- -----------    ------------
Net sales...............  $235,844  $128,858    $   --        $  --       $364,702    $58,744     $   --         $423,446
Cost of sales...........   183,814   106,500        -- (1)       --        290,314     44,518         -- (7)      334,832
                          --------  --------    -------       ------      --------    -------     -------        --------
 Gross profit...........    52,030    22,358        --           --         74,388     14,226         --           88,614
Operating expenses......    41,543    22,673         77(2)       --         64,293     11,430         131(8)       75,854
                          --------  --------    -------       ------      --------    -------     -------        --------
 Operating income
  (loss)................    10,487      (315)       (77)         --         10,095      2,796        (131)         12,760
Other income (expense)
 Interest expense.......    (3,176)   (1,024)    (1,433)(3)    2,345(9)     (2,264)       --       (1,838)(10)     (4,102)
                                                  1,024(4)
 Other income (expense).       125      (466)       (65)(5)      --           (406)       344         --              (62)
                          --------  --------    -------       ------      --------    -------     -------        --------
Income (loss) before
 income taxes...........     7,436    (1,805)      (551)       2,345         7,425      3,140      (1,969)          8,596
Provision (benefit) for
 income taxes...........     2,903      (240)      (681)(6)      915(6)      2,897        --          455(6)        3,352
                          --------  --------    -------       ------      --------    -------     -------        --------
Net income (loss).......  $  4,533  $ (1,565)   $   130       $1,430      $  4,528    $ 3,140     $(2,424)       $  5,244
                          ========  ========    =======       ======      ========    =======     =======        ========
Net income per share of
 common stock:
 Primary................  $    .72                                                                               $    .68
 Fully diluted..........  $    .70                                                                               $    .67
Weighted average shares
 outstanding:
 Primary................     6,334                                                                                  7,684
 Fully diluted..........     6,462                                                                                  7,812

See notes to Unaudited Pro Forma Condensed Consolidated Financial Data

                              SCP POOL CORPORATION

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           ADJUSTMENTS      PRO FORMA AS
                                     ADJUSTMENTS   PRO FORMA AS              FOR THE      ADJUSTED FOR THE
                          HISTORICAL     FOR       ADJUSTED FOR HISTORICAL    1997        OFFERING AND THE
                           COMPANY    OFFERING     THE OFFERING  BICKNELL  ACQUISITION    1997 ACQUISITION
                          ---------- -----------   ------------ ---------- -----------    ----------------
Net sales...............   $286,847    $  --         $286,847    $51,197     $   --           $338,044
Cost of sales...........    223,268       --          223,268     39,778         --  (7)       263,046
                           --------    ------        --------    -------     -------          --------
 Gross profit...........     63,579       --           63,579     11,419         --             74,998
Operating expenses......     45,131       --           45,131      8,980          98 (8)        54,209
                           --------    ------        --------    -------     -------          --------
 Operating income.......     18,448       --           18,448      2,439         (98)           20,789
Other income (expense)..
 Interest expense.......     (3,605)    1,759(9)       (1,846)       --       (1,379)(10)       (3,225)
 Other income (expense).         95                        95        142         --                237
                           --------    ------        --------    -------     -------          --------
Income (loss) before
 income taxes...........     14,938     1,759          16,697      2,581      (1,477)           17,801
Provision (benefit) for
 income taxes...........      5,676       668(11)       6,344        --          420 (11)        6,764
                           --------    ------        --------    -------     -------          --------
Net income (loss).......   $  9,262    $1,091        $ 10,353    $ 2,581     $(1,897)         $ 11,037
                           ========    ======        ========    =======     =======          ========
Net income per share of
 common stock:
 Primary................   $   1.46                                                           $   1.43
 Fully diluted..........   $   1.43                                                           $   1.41
Weighted average shares
 outstanding:
 Primary................      6,358                                                              7,708
 Fully diluted..........      6,475                                                              7,825

                              SCP POOL CORPORATION

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                                 ADJUSTMENTS      PRO FORMA AS
                                                    PRO FORMA AS   FOR THE      ADJUSTED FOR THE
                         HISTORICAL ADJUSTMENTS     ADJUSTED FOR    1997        OFFERING AND THE
                          COMPANY   FOR OFFERING    THE OFFERING ACQUISITION    1997 ACQUISITION
                         ---------- ------------    ------------ -----------    ----------------
Receivables.............  $ 36,889    $    --         $ 36,889     $ 8,197 (13)     $ 45,086
Inventory...............    43,079         --           43,079      10,313 (13)       53,392
Other current assets....     3,766       1,303 (12)      5,069      (1,303)(13)        3,766
                          --------    --------        --------     -------          --------
Current assets..........    83,734       1,303          85,037      17,207           102,244
Property and equipment..     4,746         --            4,746         --              4,746
Goodwill................    32,844         --           32,844       5,250 (13)       38,094
Other assets............     2,339         --            2,339         --              2,339
                          --------    --------        --------     -------          --------
                          $123,663    $  1,303        $124,966     $22,457          $147,423
                          ========    ========        ========     =======          ========
Current liabilities.....  $ 31,531    $    --         $ 31,531     $ 2,560 (13)     $ 34,091
Deferred income taxes...     2,344         --            2,344         --              2,344
Long-term debt..........    43,596     (25,500)(12)     18,096      19,897 (13)       37,993
Stockholders equity.....    46,192      26,803 (12)     72,995         --             72,995
                          --------    --------        --------     -------          --------
                          $123,663    $  1,303        $124,966     $22,457          $147,423
                          ========    ========        ========     =======          ========

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Data

                             SCP POOL CORPORATION

      NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

(1) Does not reflect the anticipated savings in purchasing costs at BLN during the period presented. Based upon a review of the prices paid by BLN for its products, the Company expects that because of its size and purchasing power it will be able to reduce the cost of BLN's supplies and products. Because most of these purchases are not made pursuant to long-term contracts, no adjustment has been included in the pro forma statements of income for the periods presented. There can be no assurance that the Company will be able to realize such anticipated savings.
(2) Reflects additional amortization of $77,000 related to approximately $4.7 million of goodwill related to the BLN Acquisition, assuming a useful life of 40 years, offset by the elimination of the amortization of goodwill related to acquisitions made by BLN.
(3) Reflects additional interest expense resulting from the additional indebtedness incurred in connection with the BLN Acquisition based on interest at 6% per annum.
(4) Reflects the elimination of interest expense incurred by BLN on indebtedness to its Parent, which is not being assumed in the acquisition.
(5) Reflects additional amortization of $65,000 related to approximately $1.1 million of organizational and financing costs related to the BLN Acquisition, assuming a useful life of five years, offset by the elimination of amortization recorded by BLN.
(6) Adjusts the provision for income taxes of the pro forma consolidated group to the Company's historical effective tax rate of 39% during the period presented.
(7) Does not reflect the anticipated savings in purchasing costs at Bicknell during the periods presented. Based upon a review of the prices paid by Bicknell for its products, the Company expects that because of its size and purchasing power it will be able to reduce the cost of Bicknell's supplies and products. Because most of these purchases are not made pursuant to long-term contracts, no adjustment has been included in the pro forma statements of income for the periods presented. There can be no assurance that the Company will be able to realize such anticipated savings.
(8) Reflects additional amortization related to approximately $5.3 million of goodwill related to the 1997 Acquisition, assuming a useful life of 40 years.
(9) Reflects reduction in interest expense resulting from the application of the net proceeds of the Offering to reduce indebtedness of the Company. See "Use of Proceeds."
(10) Reflects the additional interest expense resulting from the additional indebtedness incurred in connection with the 1997 Acquisition based on interest at 8.75% per annum.
(11) Adjusts the provision for income taxes of the pro forma consolidated group to the Company's historical effective tax rate of 38% during the period presented.
(12) Reflects the issuance of 1,350,000 Shares of Common Stock at an assumed offering price of $21.25 per share and the application of the net proceeds of the Offering as discussed in "Use of Proceeds."
(13) Reflects the effects of the allocation of the purchase price of the 1997 Acquisition to the assets acquired and liabilities assumed and the related funding for the 1997 Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

GENERAL

  SCP Pool was formed in December 1993 to acquire substantially all of the assets and assume certain liabilities of its Predecessor. From its inception in 1980 through the end of 1993, the Predecessor steadily increased its sales by opening new service center locations and by increasing sales to new and existing customers. Since the Company's acquisition of the Predecessor in December 1993 (the "SCP Acquisition"), the Company has grown through strategic acquisitions, by opening new service centers and by increasing sales to new and existing customers at existing service centers. From January 1, 1990 to September 30, 1997, the Company expanded from 8 service centers in 6 states to 74 service centers in 24 states, primarily through acquisitions. See "The Acquisitions."

  The Company derives its revenues primarily from the sale of swimming pool supplies and related products, including chemicals, cleaners, packaged pools and liners, filters, heaters, pumps, lights, repair parts and other equipment required to build, maintain, install and overhaul residential and small commercial swimming pools. The Company sells its products primarily to swimming pool remodelers and builders, independent swimming pool retailers and swimming pool repair and service companies. These customers tend to be small, family owned businesses with relatively limited capital resources. Losses from customer receivables have historically been less than 0.25%.

  The Company's business is highly seasonal. In general, sales and net income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters, when the Company may incur net losses.

  The swimming pool supply industry is affected by various factors, including general economic conditions, the level of new housing construction, weather and consumer attitudes towards pool chemical products for environmental or safety reasons. Although management believes that the Company's geographic diversity could mitigate the effect of a regional economic downturn and that the continuing maintenance and repair needs for existing swimming pools could mitigate the effect of a general economic downturn, there can be no assurance that the Company's results of operations and expansion plans would not be materially adversely affected by any of such downturns.

  The principal components of the Company's expenses include the cost of products purchased from manufacturers and sold during the year, and operating expenses, which are primarily related to labor, occupancy, commissions and marketing. Some geographic markets serviced by the Company, particularly California, Texas and Florida, tend to be more competitive than others. In response to competitive pressures from any of its current or future competitors, the Company may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect the Company's gross margins and operating results.

  SCP Pool completed an initial public offering of its common stock in October 1995. The net proceeds of the offering were used primarily to reduce indebtedness and resulted in an extraordinary charge, net of tax, in the Company's results of operations in the fourth quarter of 1995 of approximately $750,000 to account for the write-off of deferred financing costs and the payment of a prepayment premium associated with extinguishing such indebtedness. In connection with the initial public offering, the management agreement between the Company and its principal stockholder was terminated as of the consummation of the offering and, as a result, no management fees have been paid with respect thereto after such time.

ACQUISITION ACCOUNTING AND BASIS OF COMPARISONS

  Accounting for the Acquisitions has resulted in material differences in the basis of accounting between the Predecessor and the Company. The Company's results of operations since December 31, 1993 have been affected by an increase in interest expense and amortization of goodwill and other intangible assets. The increase in interest expense is primarily a result of the additional indebtedness incurred by the Company in connection with the Acquisitions and the capitalization of certain related financing costs. The amortization of goodwill and other intangible assets results primarily from the purchase accounting method used in connection with the Acquisitions and the associated non-competition agreements.

RESULTS OF OPERATIONS

  The following discussions compare the results of operations of the Company for the nine months ended September 30, 1997 to the results of operations of the Company for the nine months ended September 30, 1996, the results of operations of the Company for the years ended December 31, 1994, 1995 and 1996.

  The following table shows, for the periods indicated, information derived from the consolidated statements of operations of the Company, expressed as a percentage of net sales for the period presented.

                                                                   NINE MONTHS
                                                                      ENDED
                                                 YEAR ENDED         SEPTEMBER
                                                DECEMBER 31,           30,
                                              -------------------  ------------
                                              1994   1995   1996   1996   1997
                                              -----  -----  -----  -----  -----
Net sales...................................  100.0% 100.0% 100.0% 100.0% 100.0%
Cost of sales...............................   76.0   77.0   77.9   77.4   77.8
                                              -----  -----  -----  -----  -----
  Gross profit..............................   24.0   23.0   22.1   22.6   22.2
Warehouse expense...........................    3.5    4.3    4.1    3.7    3.9
Selling and administrative expenses.........   13.3   12.4   13.2   10.8   11.7
Goodwill amortization.......................    0.7    0.4    0.3    0.3    0.2
                                              -----  -----  -----  -----  -----
  Operating income..........................    6.5    5.9    4.5    7.8    6.4
Interest expense............................   (4.1)  (3.2)  (1.3)  (1.1)  (1.2)
Amortization expense........................   (0.5)  (0.4)  (0.3)  (0.2)  (0.2)
Other income (expense)......................   (0.1)   --     0.3    0.3    0.2
                                              -----  -----  -----  -----  -----
Income before income taxes and extraordinary
 loss.......................................    1.8%   2.3%   3.2%   6.8%   5.2%
                                              =====  =====  =====  =====  =====
Number of service centers:
  Beginning of period.......................     18     26     44     44     69
  Acquisitions..............................      8     14     39     39      0
  Openings..................................      3      4      2      0      5
  Consolidations............................      3      0     16     16      0
  Closures..................................      0      0      0      0      0
                                              -----  -----  -----  -----  -----
  Balance at end of period..................     26     44     69     67     74
                                              =====  =====  =====  =====  =====

 Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

  Net sales increased by $97.4 million, or 51.5%, to $286.8 million in the nine months ended September 30, 1997 from $189.4 million in the comparable 1996 period. This increase was primarily due to sales at service centers acquired from BLN, sales at newly opened service centers and increased sales at existing service centers. Service centers acquired from BLN in September 1996 contributed $84.1 million to the increase, sales at newly opened service centers accounted for $10.1 million of the total increase and an increase of approximately 10.6% in sales at service centers open at least 15 months contributed $8.6 million to the increase. These increases were partially offset by the loss of revenue from Alliance Packaging, which was sold in October 1996.

  Gross profit increased by $20.8 million, or 48.4%, to $63.6 million in the nine months ended September 30, 1997 from $42.8 million in the comparable 1996 period. Gross profit as a percentage of net sales decreased 0.4% to 22.2% in the 1997 period compared to 22.6% in the 1996 period primarily due to the increase in the number of service centers in the more competitive markets of California and Florida. Service centers in California and Florida generated gross profit margins of 19.3% and 18.3%, respectively, in the nine months ended September 30, 1997, compared to 18.5% and 17.2% in the nine months ended September 30, 1996.

  Operating expenses increased by $17.0 million, or 60.7%, to $45.1 million in the nine months ended September 30, 1997 from $28.1 million in the comparable 1996 period. This increase is primarily reflective of salaries, occupancy expense and other costs associated with new service centers, and, to a lesser extent, payroll and other operating costs required to support the increased sales volume at existing service centers. Because of unseasonably cool temperatures and continuing wet and rainy weather in much of the United States, primarily during the three-month period ended June 30, 1997, the increases in revenue over the comparable 1996 period were not proportionate with these increased costs. Therefore, operating expenses as a percentage of sales increased to 15.7% in the 1997 period compared to 14.8% in the 1996 period.

  Interest and other expenses increased to $3.5 million in the nine months ended September 30, 1997 from $1.9 million in the comparable 1996 period. The increase was primarily attributable to the increase in the Company's debt as a result of the acquisition of BLN in September 1996 and to the financing of seasonal inventory levels for a larger number of branches than in the comparable 1996 period.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales increased by $74.7 million, or 46.4%, to $235.8 million in 1996 from $161.1 million in 1995. An increase in sales at service centers opened at least 15 months of approximately 19.0% accounted for $26.8 million of the increase. Service centers acquired from BLN accounted for $21.2 million of the increase, with the remaining increase resulting from sales at service centers acquired in 1995.

  Gross profit increased by $14.9 million, or 40.2%, to $52.0 million in 1996 from $37.1 million in 1995. Gross profit as a percentage of net sales, however, declined 0.9% to 22.1% in 1996 from 23.0% in 1995. A majority of the decline in gross profit margin was attributed to lower margins realized at the service centers in California and Florida due to the more competitive nature of those markets. The Company significantly expanded its presence in Florida through the BLN Acquisition. Service centers in California and Florida generated gross profit margins of 17.2% and 17.6%, respectively, compared to 24.3% for service centers outside these areas. The number of service centers located in California and Florida increased from 2 on January 1, 1995 to 25 on December 31, 1996.

  Operating expenses increased by $13.9 million, or 50.5%, to $41.5 million in 1996 from $27.6 million in 1995. This increase is reflective of (i) salaries, occupancy expense and other costs associated with the acquired service centers, and (ii) payroll and other operating costs required to support the increased sales volume at existing service centers. Operating expenses as a percentage of sales increased to 17.6% in 1996 compared to 17.1% in 1995. This increase was primarily attributable to an increase in bonuses as a percentage of sales.

  Interest and other expenses decreased to $3.1 million in 1996 from $5.7 million in 1995. The decrease was primarily attributable to the reduction in the Company's debt with the proceeds from the Company's initial public offering in October 1995, which resulted in a decrease in interest expense in 1996.

  The provision for income taxes was $2.9 million in 1996 compared to $1.5 million in 1995. The increase is consistent with the increase in income before income taxes.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales increased by $59.1 million, or 57.9%, to $161.1 million in 1995 from $102.0 million in 1994. An increase in sales at service centers opened at least 15 months of approximately 15.7% accounted for $14.9 million of the increase. Service centers acquired in connection with the 1995 acquisitions accounted for $31.0 million of the increase in net sales, and an increase in sales at new service centers accounted for $9.4 million of the total increase.

  Gross profit increased by $12.6 million, or 51.4%, to $37.1 million in 1995 from $24.5 million in 1994. Gross profit as a percentage of net sales, however, declined 1.0% to 23.0% in the 1995 period from 24.0% in the 1994 period. A majority of the decrease in gross profit margin was attributable to lower margins realized at the service centers acquired in the Orcal Acquisition, all of which were located in California, which generated gross profit margins of approximately 19.1% versus 23.8% for all other service centers. The Orcal Acquisition was completed in February 1995, which made it difficult for the Company to fully implement its information systems and train existing employees in time to meet the peak swimming pool supply selling season. In addition, the Orcal service centers were stocked with inventory purchased under the prior owner's less attractive purchasing terms. As a result, the Company was unable to realize its purchasing economies. Increased competition in certain geographic markets and higher product costs, particularly for chemicals and packaged pools, also negatively impacted the gross profit margin during the 1995 period.

  Operating expenses increased by $9.8 million, or 55.1%, to $27.6 million in 1995 from $17.8 million in 1994, but declined as a percentage of sales to 17.1% in 1995 from 17.5% in 1994. The dollar increase was primarily attributable to salaries, higher occupancy expenses in California, commissions and other costs associated with increased employment at the service centers acquired in connection with the Orcal Acquisition. The decrease as a percentage of sales was primarily attributable to the operating leverage achieved by spreading the Company's fixed expenses over a larger revenue base.

  Interest and other expenses increased to $5.7 million in 1995 from $4.8 million in 1994. The increase was primarily attributable to higher interest rates and to increased interest expense related to the debt incurred in connection with the various acquisitions.

  The provision for income taxes was $1.5 million in 1995 and $770,000 in 1994. The increase is consistent with the increase in income before income taxes.

SEASONALITY AND QUARTERLY FLUCTUATIONS

  The Company's business is highly seasonal. In general, sales and net income are highest during the second and third quarters, which represent the peak months of swimming pool use and installation. Sales are substantially lower during the first and fourth quarters, when the Company may incur net losses.

  The Company experiences a build-up of inventory and accounts payable during the first and second quarters of the year in anticipation of the peak swimming pool supply selling season. The Company's peak borrowing occurs during the second quarter, primarily because dated accounts payable offered by the Company's suppliers typically are payable in April, May and June, while the Company's peak accounts receivable collections typically occur in June, July and August.

  The principal external factor affecting the Company's business is weather. Hot weather can increase purchases of chemicals and supplies and pool installations. Unseasonably cool weather or extraordinary amounts of rainfall during the peak sales season can decrease purchases of chemicals and supplies and pool installations. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and, therefore, the Company's sales.

  To encourage preseason orders, the Company, like many other swimming pool supply distributors, utilizes preseason sales programs which provide for extended dating terms and other incentives to its customers. Some of the Company's suppliers also offer extended dating terms on certain products to the Company for preseason or early season purchases. In offering extended dating terms to its customers and accepting extended dating terms from its suppliers, the Company effectively finances a portion of its receivables with extended payables.

  SCP Pool expects that its quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new service centers and acquisitions. The Company attempts to open its new service centers at the end of the fourth quarter or the beginning of the first quarter to take advantage of preseason sales programs and the peak season.

  The following table sets forth certain unaudited quarterly data for 1995, 1996 and the first three quarters of 1997 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of such data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends.

                                                                THE COMPANY
                          --------------------------------------------------------------------------------------------------
                                       1995                                 1996                              1997
                          ----------------------------------   ----------------------------------   ------------------------
                            1ST      2ND      3RD      4TH       1ST      2ND      3RD      4TH       1ST     2ND      3RD
                           QTR.     QTR.     QTR.     QTR.      QTR.     QTR.     QTR.     QTR.      QTR.     QTR.    QTR.
                          -------  -------  -------  -------   -------  -------  -------  -------   ------- -------- -------
                                                           (DOLLARS IN THOUSANDS)
Net sales...............  $25,846  $66,667  $47,229  $21,353   $41,145  $85,867  $62,344  $46,488   $63,565 $124,790 $98,492
Gross profit............    5,954   14,799   10,399    5,969     9,273   20,042   13,531    9,184    13,960   28,159  21,460
Operating income (loss).      653    7,447    3,236   (1,814)      743    9,843    4,176   (4,275)      104   11,496   6,847
Net sales as a
 percentage of annual
 net sales..............       16%      42%      29%      13%       18%      36%      26%      20%      N/A      N/A     N/A
Gross profit as a
 percentage of annual
 gross profit...........       16%      40%      28%      16%       18%      38%      26%      18%      N/A      N/A     N/A
Operating income as a
 percentage of annual
 operating income.......        7%      78%      34%     (19%)       7%      94%      40%     (41%)     N/A      N/A     N/A

LIQUIDITY AND CAPITAL RESOURCES

  Currently, the Company's primary sources of working capital are cash flow from operations and borrowings under the Senior Loan Facility. As of September 30, 1997, the Senior Loan Facility consisted of a term loan and a revolving line of credit. The Company's borrowings under its credit facility, together with cash flow from operations and seller financing have historically been sufficient to support the Company's growth and to finance acquisitions. Considering the Company's borrowing base (i) as of September 30, 1997, and
(ii) after giving effect to the Offering and the 1997 Acquisition as if they had occurred on September 30, 1997, the Company would have approximately $15.3 million and $26.5 million, respectively, available for borrowing under the Senior Loan Facility, the only additional credit source currently available to the Company.

  Borrowings under the Senior Loan Facility may, at the Company's option, bear interest at either (i) the agent's corporate base rate or the federal funds rate plus 0.5%, whichever is higher, plus a margin ranging from 0.0% to 1.0%, or (ii) LIBOR plus a margin ranging from 1.25% to 2.50%, in each case depending on the Company's leverage ratio. Substantially all of the assets of the Company (other than inventory acquired from BLN, which secures the Company's obligations to BLN), including the capital stock of SCP Supply, secure the Company's obligations under the Senior Loan Facility. The Senior Loan Facility has numerous restrictive covenants which require the Company to maintain minimum levels of interest coverage and fixed charge coverage and which also restrict the Company's ability to pay dividends and make capital expenditures. As of September 30, 1997, the Company was in compliance with all such covenants and financial ratio requirements. The Senior Loan Facility expires on September 26, 2002. The Company is in negotiations to amend and restate the Senior Loan Facility to increase the maximum amount available from $80.0 million to $85.0 million (or, if the Offering is not consummated, $100.0 million). There can be no assurances that such amendment will be completed.

  In connection with the BLN Acquisition, the seller of BLN provided $31.8 million of financing to the Company. This financing, which bears interest at 6%, is due in varying monthly installments through September 1998. Approximately $30.0 million of this financing was repaid through September 30, 1997, of which $5.4 million was paid from proceeds received in connection with the Alliance Sale.

  During the nine months ended September 30, 1997, the Company borrowed $59.0 million to meet seasonal working capital requirements and made payments of $45.5 million under its revolving credit facility. In September 1996, the Company converted approximately $15.6 million due under its revolving credit facility to the term loan portion of the Senior Loan Facility.

  Excluding acquisitions, the Company made capital expenditures of $732,000, $866,000 and $788,000 in the nine months ended September 30, 1997, and the years ended December 31, 1995 and 1996, respectively.

  The Company believes that its cash flow from operations and the credit available under its line of credit as proposed to be amended will be sufficient to finance its operations for at least the next twelve months.

  The Company intends to continue to explore acquisition opportunities. To date, the Company's acquisitions have been financed primarily by borrowings under the Senior Loan Facility and seller notes. The Company expects to use the net proceeds to it from the Offering to finance the 1997 Acquisition and to reduce indebtedness under the Senior Loan Facility or, if the 1997 Acquisition is not completed, to reduce such indebtedness and for general corporate purposes. To finance future acquisitions, the Company expects to utilize its ability to borrow additional funds. Depending on market conditions, the Company may also incur additional indebtedness or issue common or preferred stock (which may be issued to third parties or to sellers of acquired businesses). There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all.

INFLATION

  The Company does not believe that inflation has had a significant impact on its results of operations for the periods presented.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

  Certain statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations and under the captions "Prospectus Summary," "Risk Factors," "Business" and elsewhere in this Prospectus, such as statements regarding the Company's strategies, plans, objectives, expectations and intentions, are forward-looking statements that involve risks and uncertainties, including but not limited to factors related to (i) the Company's ability to identify appropriate acquisition candidates, complete acquisitions on satisfactory terms, or successfully integrate acquired businesses; (ii) the sensitivity of the swimming pool supply business to cool or rainy weather; (iii) the intense competition and low barriers to entry in the swimming pool supply industry; (iv) the Company's ability to obtain financing on satisfactory terms and the degree to which the Company is leveraged; (v) the sensitivity of the swimming pool supply business to general economic conditions; (vi) the Company's ability to remain in compliance with the numerous environmental, health and safety requirements to which it is subject; (vii) the risk of fire, safety and casualty losses and related liabilities claims inherent in the storage and repackaging of chemicals sold by the Company; and (viii) the other factors discussed in the Company's filings with the Securities and Exchange Commission. Such factors could affect the Company's actual results and could cause such results to differ materially from the Company's expectations described above.

                                   BUSINESS

GENERAL

  SCP Pool is the nation's leading independent distributor of swimming pool supplies and related products. The Company distributes a broad range of products to three types of customers: (i) swimming pool remodelers and builders, which refurbish, retrofit and overhaul existing pools and install new pools; (ii) independent retail stores, which sell swimming pool products to consumers; and (iii) swimming pool repair and service companies, which perform periodic maintenance and repair services, primarily for residential and small commercial swimming pools. The Company distributes more than 34,000 national brand and private label products to over 20,000 customers. These products include non-discretionary pool maintenance products, such as chemicals and replacement parts, packaged pools (kits to build swimming pools which include walls, liner, bracing and other materials) and pool equipment, such as cleaners, filters, heaters, pumps and lights.

  The Company is a successor to a business founded in 1980 by the Company's current President and Chief Executive Officer, Frank J. St. Romain. The Company and its wholly owned subsidiary, SCP Supply, were organized by CHS and members of the management of the Predecessor for the purpose of acquiring substantially all of the assets and business of the Predecessor. CHS had no relationship with the Predecessor prior to such acquisition. On December 31, 1993, SCP Supply acquired substantially all of the assets and business of the Predecessor in the SCP Acquisition.

  SCP Pool has managed its growth through a combination of service center acquisitions, service center additions in new and existing markets, and continued growth at existing service centers. From January 1, 1990 to September 30, 1997, the Company grew from 8 service centers in 6 states to 74 service centers in 24 states. Forty-three of the sixty-six service centers added from January 1, 1990 to September 30, 1997 were added through acquisitions, making SCP the leader in consolidating the pool supply industry. The Company's most significant acquisition to date occurred in September 1996, when the Company acquired certain assets (primarily inventory, property and equipment) of BLN, a wholesaler of swimming pool supplies with 39 service centers in 12 states for an aggregate purchase price of approximately $34.2 million. In November 1997, the Company entered into a purchase agreement to acquire substantially all of the assets of Bicknell, which distributes swimming pool supplies and related products through its eleven service centers in six northeastern states, for a purchase price of approximately $21.0 million. Following the 1997 Acquisition, which the Company expects to be completed in late December 1997, the Company will have 85 service centers in 30 states. There can be no assurances, however, that the 1997 Acquisition will be completed. Twenty-three of the sixty-six service centers added since January 1, 1990 were new locations opened by the Company. As a result of acquisitions and service center openings, the Company has significantly increased its geographic scope and diversity.

  The Company continues to pursue an aggressive growth strategy. Over the past seven years, the Company's net sales have grown from $32.1 million in 1990 to $235.8 million in 1996 and $286.8 million for the nine months ended September 30, 1997. Operating income has increased from $2.1 million in 1990 to $10.5 million in 1996 and $18.4 million for the nine months ended September 30, 1997. The Company expects to continue its growth strategy by making strategic acquisitions, opening service centers in new locations, and increasing sales at existing service centers. SCP Pool has completed seven acquisitions since January 1994 and expects to complete the 1997 Acquisition in late December 1997, although there can be no assurances the 1997 Acquisition will occur at that time or at all. Management believes that the 1997 Acquisition, if and when completed, will further establish the Company as the leading national independent distributor of swimming pool products and supplies, and increase the geographic scope and diversity of the Company's business. SCP Pool has complemented these acquisitions with increasing sales at existing service centers. Comparable service center sales increased 12%, 15%, 16%, 19% and 11% in 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively.

INDUSTRY OVERVIEW

  The swimming pool supply industry can be divided into four categories by pool type: residential in-ground swimming pools, above-ground swimming pools, commercial swimming pools and spas or hot tubs. The

Company's strategy has been to focus on distributing products to the residential in-ground and above-ground and small commercial pool markets.

  Management believes approximately 60% of total pool industry revenues are based upon numerous ongoing maintenance and repair requirements associated with pool ownership. The maintenance of proper chemical balance and the related maintenance and repair of swimming pool equipment, such as pumps, heaters, filters and cleaners, create a non-discretionary demand for pool chemicals and other swimming pool supplies and services. The balance of pool supply industry revenues is derived from sales of the parts and equipment required for pool remodeling, overhaul and repair and from the sales and installation of new swimming pools. Although the installation of new pools and, to a lesser extent, the remodeling and overhaul of existing pools are affected by general economic conditions, particularly new housing construction, management believes that most continuing repair requirements are not as sensitive to these changes in economic conditions.

  The pool supply distribution industry is fragmented, with the majority of sales spread among over 170 companies. The six largest distributors operate on a national or regional basis, while the remaining distributors tend to be family owned operations with one to three distribution sites, typically serving a highly localized customer base with a limited geographic focus.

  During the last ten years, the industry has experienced consolidation as certain larger distributors have acquired smaller local and regional distributors and have used their superior competitive position to increase market share. Such consolidation has permitted the larger pool supply distributors to benefit from various economies of scale resulting from increased net purchasing power and the elimination of redundant management and other overhead expenses. Larger distributors also have been able to take advantage of more sophisticated management techniques and the development of management information systems specifically designed to enhance customer service and increase operating efficiency. Management anticipates further consolidation in the industry as local and regional distributors confront competitive challenges from larger distributors.

  The Company believes that the swimming pool industry as a whole will benefit from certain forecasted demographic and economic trends, which include the increasing affluence of the "baby boomer" segment of the population and an overall increase in spending on home-related products by these consumers.

COMPETITIVE STRENGTHS

  SCP Pool believes that the following characteristics enable it to compete effectively.

  Leading Market Position. The Company derives significant benefits from its position as the nation's leading distributor of swimming pool supplies. The Company believes that its market position provides it with significant name recognition, volume purchasing discounts, access to distribution rights for name-brand products and other operating efficiencies. The Company is an attractive distribution channel to manufacturers and suppliers because it can provide them broad product exposure through its 74 geographically dispersed service centers, making it a logical choice for new product introductions. Since the Company's initial public offering in October 1995, SCP Pool has increased the number of products it sells from over 25,000 to over 34,000 and has increased the number of customers from over 10,000 to over 20,000. The size and diversity of its customer base reduce the Company's dependence on any individual customer or geographic market for growth and profitability. In addition, the Company's geographic diversification mitigates the effects of regional economic changes and adverse regional weather patterns.

  Experienced Senior Management and Service Center Managers. The Company believes that its key personnel, including its service center managers, are among the most experienced in the swimming pool supply industry. The Company's executive officers have an average of 28 years of pool industry experience, and the Company's service center managers have an average of 16 years of experience in the pool industry. The Company believes that the expertise of its senior management has contributed significantly to the Company's growth, both through strategic acquisitions and expansion into new markets. In addition, the sales and customer service experience of the Company's service center managers has enabled it to compete successfully in local and regional markets.

  Experience in Completing and Integrating Acquisitions. SCP Pool has completed seven acquisitions since 1994, and 43 of the Company's 74 service centers were added pursuant to such acquisitions. Management believes that the Company's experience in integrating the acquired businesses provides a competitive advantage in the evaluation and integration of future acquisitions.

  Entrepreneurial Business Environment. Since the Company was founded with a single service center in 1980, it has maintained an entrepreneurial business environment, in which each service center has an on-site manager who is responsible for the day-to-day operations of his service center, including sales, inventory management, customer service, collections and management of a staff of 3 to 26 employees. Service center managers also have sales responsibility within their geographic areas. Service center managers participate in an incentive program through which they may earn a bonus of up to 50% to 100% of his base salary, based upon the size, profitability and return on assets of the service center. As a result, service centers are operated in an entrepreneurial style yet have access to the Company's volume purchasing discounts and operating efficiencies and are linked to the Company's advanced information systems. Management believes that the Company's entrepreneurial environment contributes to the Company's high levels of customer service, with service center managers responsible for customer relationships and branch operations. The Company believes that its entrepreneurial business environment has (i) contributed to growth in sales and profitability, (ii) enabled the Company to be highly responsive to customer requirements and preferences, actions by competitors and changes in local market conditions and (iii) assisted the Company's efforts to attract and retain employees.

  Advanced Information Systems. The Company has made a significant investment in its information systems, which it believes are among the most advanced in the swimming pool supply industry. The Company recently upgraded those systems to achieve additional cost reductions, operating efficiencies, improved inventory management and a higher level of customer service and to provide capacity for future growth. The ordering, shipment, storage and delivery of the Company's products are managed through a centralized information system that allows the Company's service centers and corporate headquarters to access information on a "real time" basis regarding inventory, product availability, customers, sales, financial reports and other significant operating data and permit management to monitor closely the sales and profitability of each service center. Moreover, the Company's information systems ensure consistency of product, sales and financial information on a timely basis.

  Superior Customer Service. The Company believes its high level of customer service and support differentiates it from its competitors. The Company provides targeted marketing support to its customers, including supplying retailers and pool builders with a 728 page pool reference catalog featuring the products distributed by the Company, which management believes is the most comprehensive in the industry. In addition, the Company grants exclusive territorial rights to certain large retailers and pool builders. The Company encourages its customers to use it as a resource for questions regarding equipment, replacement parts and supplies. The Company employs two dedicated product specialists to assist service center managers on technical matters and to assist in making sales to customers. While a significant portion of its business is walk-in, the majority of the Company's service centers offer local delivery. Each of the Company's service centers offers a broad range of products and can source out-of-stock items from other service centers or directly from manufacturers. The Company believes that its entrepreneurial business environment, experienced service center managers and advanced information systems contribute to its high levels of customer service.

GROWTH STRATEGY

  SCP Pool believes that its competitive strengths, coupled with a focus on the following growth strategies, enhance its ability to expand its sales to new and existing customers.

  Identify and Complete Strategic Acquisitions. The Company intends to continue to make strategic acquisitions to further penetrate existing markets and to expand into new geographic markets. The Company continuously seeks out appropriate acquisition candidates and is frequently engaged in discussions regarding potential acquisitions. The Company completed one acquisition in 1994, five acquisitions in 1995 and one acquisition in 1996. On November 13, 1997, the Company entered into an agreement to purchase substantially all of the assets of Bicknell. See "The 1997 Acquisition." The Company believes that numerous other acquisition opportunities exist due to the presence in the market of small, privately owned, local or regional pool supply distributors. The Company believes that it can reduce the operating expenses and enhance the sales and profit margins of acquired businesses by providing such businesses with access to its information systems, purchasing power and broad product line. The Company further believes that its entrepreneurial business environment and advanced information systems will facilitate the successful integration of acquired operations.

  Open Service Centers in New and Existing Locations. The Company intends to open service centers in locations which are not currently served by, or are underserved by, the Company. In each of the last five years, the Company has opened between one and five service centers in new locations. Prior to opening a new service center, the Company analyzes the size of and existing competition in the proposed market and recruits an experienced manager with the necessary entrepreneurial skills and knowledge of the proposed market. The Company intends to continue to expand in smaller markets, and to fill in existing markets. Each new service center requires approximately $75,000 of capital expenditures for leasehold improvements and office and warehouse equipment and a minimum of $250,000 of inventory. The Company also intends to open satellite service centers that are smaller than the Company's typical service center, stock fewer inventory items and have fewer employees and a lower cost structure, yet have access to the Company's full inventory through its information systems. The Company continually evaluates new locations and believes that there will continue to be opportunities to expand by opening new service centers.

  Increase Sales at Existing Service Centers. The Company intends to capitalize on opportunities to expand sales at its existing service centers. Comparable service center sales increased 12%, 15%, 16%, 19% and 11% in 1993, 1994, 1995, 1996 and the nine months ended September 30, 1997, respectively. The Company believes that it can increase its market share by expanding its private label marketing programs for chemicals and in-ground vinyl pools with swimming pool remodelers and builders and repair and service companies and by further developing its joint marketing programs with its customers. The Company also plans to increase the breadth of its replacement parts product offering and periodically to add to its outside sales force. The Company believes that cost pressures will continue to create incentives for its customers to deal increasingly with fewer distributors that, like the Company, can provide a broad mix of products at competitive prices.

THE 1997 ACQUISITION

  In November 1997, the Company entered into a purchase agreement to purchase substantially all of the assets of Bicknell for an aggregate purchase price of $21.0 million, subject to a purchase price adjustment based on the working capital of Bicknell at the time of the closing. Bicknell distributes swimming pool supplies and related products through its eleven service centers in six northeastern states. In 1996, Bicknell had net sales of $58.7 million. The Company expects the 1997 Acquisition to be consummated in late December 1997, but no assurances can be made that the 1997 Acquisition will occur at that time or at all.

  Management believes that the 1997 Acquisition, if and when completed, will further establish the Company as the leading national independent distributor of swimming pool products and supplies and increase the geographic scope and diversity of the Company's business. If the 1997 Acquisition is completed in December 1997, the Company will have 85 service centers in 30 states at that time.

  In connection with the 1997 Acquisition, the Company will enter into a supply agreement with Pacific, the sole stockholder of Bicknell. Under the terms of the Supply Agreement, Pacific will supply the Company with polymer panels, braces, steps, liners and other products used in the construction of in-ground pools. The Supply Agreement will have a term of eight years, subject to renewal options.

PRODUCTS

  The Company offers a comprehensive selection of more than 34,000 national brand and private label products to over 20,000 customers. These products include non-discretionary pool maintenance products, such as chemicals and replacement parts, packaged pools (kits to build swimming pools which include walls, liner, bracing, and other materials) and pool equipment, such as cleaners, filters, heaters, pumps and lights. The Company's service centers offer a broad range of products, and each service center can access out-of-stock items from other service centers.

  National Brands. The Company supplies a substantial majority of the national brand products offered by swimming pool equipment manufacturers. Sales of national brands accounted for a majority of the Company's 1996 net sales. Management believes that national brands are attractive to many of the Company's customers who seek consistent product quality throughout their operations, particularly for heaters, pumps, filters and cleaners. The Company believes that it has good relationships with all of its major suppliers of national brands, many of which provide important sales and marketing support to the Company.

  Private Brands. Approximately one-half of the Company's chemical products, which include chlorine, algicides, water clarifiers and Ph adjusters, are sold under the Company's private brands. These brands include Regal(R) for small retail and professional customers, Clear Choice(R) for larger retail customers and EZ-Clor(R) for pool remodelers and builders, pool service and repair companies and larger retail customers. Most of these chemical products are converted from bulk to retail form by Bio-Lab and sold to the Company under the Bio-Lab Supply Agreements. See "--Purchasing and Suppliers." The Company sells packaged in-ground vinyl pools (which consist of prefabricated in-ground pool structures with a vinyl liner) under the Company's Weatherking(R), Heldor(R), Signature Pools(TM) and Regatta Pools(TM) brands. The Company also sells a private label line of above-ground pool kits under the name Dream Line(TM) and pool covers under the Cool Covers(TM) brand name.

MARKETING

  The Company's principal marketing activities are conducted by a dedicated sales force of 58 employees and by its service center managers. The Company's dedicated sales force has responsibility for developing and maintaining customer relationships. These salespersons and service center managers make calls on customers, distribute the Company's product catalog and parts manual and provide promotional literature in the display areas of the service center. The Company's commission program is designed to reward account profitability and promote sales growth. Under the Company's incentive program, salespersons may earn bonuses of up to 50% of their annual salaries, based on attainment of certain sales and profitability targets.

CUSTOMERS

  The Company sells its products to over 20,000 customers, primarily swimming pool remodelers and builders, retail swimming pool stores and swimming pool repair and service companies. No customer accounted for more than 3% of the Company's sales during 1996. The Company estimates that in 1996, sales to swimming pool remodelers and builders accounted for approximately 40% of its sales, while sales to retail pool stores accounted for approximately 30% of sales, and sales to repair and service companies accounted for the remainder. Swimming pool remodelers and builders purchase products to refurbish, retrofit or overhaul existing pools and to build new pools. Customers that operate retail pool stores tend to have a single outlet and typically purchase a relatively broad range of products from the Company, including chemicals, maintenance supplies, repair parts and other related products. Repair and service companies tend to provide on-site repair and cleaning services for residential pools. These customers tend to be very small and typically purchase chemical products, maintenance supplies and repair parts. A substantial portion of the Company's sales are derived from "walk-in" business, in which a customer selects the products at the service center and transports the purchased products from the service center immediately following the purchase. The Company also offers local delivery service in many of the markets it serves.

  The Company encourages its customers to use it as a resource for questions regarding equipment, replacement parts and supplies. Each of the Company's service centers typically sponsors local events to help build customer support and loyalty. The Company also participates in industry trade shows and conferences, advertises in trade journals and periodically distributes newsletters and other promotional materials to its customers.

  The Company maintains a credit policy for qualified customers. Credit policies and terms are established at the corporate level, and each service center manager is responsible for overseeing and collecting from local accounts. During each of the last three years, the Company's bad debt expense was less than 0.25% of net sales.

PURCHASING AND SUPPLIERS

  The Company believes it has a good relationship with its suppliers and, as a result, is offered volume discounts, rebates, favorable return policies and promotional allowances. The Company works closely with many of its suppliers to develop joint marketing plans. In addition, it is common in the swimming pool supply industry for manufacturers to offer extended dating terms on their products to qualifying purchasers, such as the Company. Such terms are typically available to the Company for pre-season or early season purchases.

  Prior to October 31, 1996, a substantial portion of the Company's chemical products were supplied by its subsidiary, Alliance Packaging. On October 31, 1996, Alliance Packaging sold certain of its assets to Bio-Lab and Bio-Lab and the Company entered into the Bio-Lab Supply Agreements. Under the Bio-Lab Supply Agreements, Bio-Lab supplies the Company with certain chemical products previously supplied to it by Alliance Packaging and with certain chemical products previously supplied to BLN by Bio-Lab. In addition, in connection with the 1997 Acquisition, the Company will enter into the Supply Agreement with Pacific, the sole stockholder of Bicknell. Under the terms of the Supply Agreement, Pacific will supply the Company with polymer panels, braces, steps, liners and other products used in the construction of in-ground pools. The Supply Agreement will have a term of eight years, subject to renewal options.

  The principal chemical raw materials used in the products sold by the Company are granular chlorine compounds, which are commodity materials. The prices of granular chlorine compounds are a function of, among other things, manufacturing capacity and demand. Although price increases in granular chlorine compounds generally result in higher costs of supplies to the Company, the Company generally has passed through such increased costs to its customers. There can be no assurance that the price of granular chlorine compounds will not increase in the future or that the Company will be able to pass on any such increase to its customers. The Company believes that reliable alternate sources of supply are available for all of its products, including chlorine products.

  The Company regularly evaluates supplier relationships and considers alternate sourcing as appropriate to assure competitive costs and quality standards. One non-affiliated supplier, Pac-Fab, Inc., supplied approximately 11% of the Company's material purchases in 1996. The Company currently has long-term contracts with two of its largest suppliers including Bio-Lab, but does not have a contract with Pac-Fab, Inc. The Company believes that it has good relationships with all of its suppliers.

  Decisions relating to pricing, suppliers and product selection are centralized at the Company's headquarters, with significant input from each of the Company's service center managers. Decisions relating to purchases and inventory management are made independently by each of the Company's service center managers using the data provided by the Company's information systems.

PROPERTIES

  As of September 30, 1997, the Company conducted its operations through 74 service centers located in 24 states. Service centers are located near customer concentrations, typically in industrial, commercial or mixed-use zones. The Company's executive offices are located in approximately 22,000 square feet of leased space in

Covington, Louisiana. If the 1997 Acquisition is completed in December 1997, the Company will have 85 service centers in 30 states at that time.

  The Company's service centers range in size from approximately 7,200 square feet to 40,000 square feet and consist of warehouse, counter, display and office space. The Company owns service centers in Phoenix, Arizona and Fresno, California. All of the Company's other properties are leased for terms which expire between 1997 and 2009, and many of such leases may be extended. In certain instances, the Company's service centers are leased from the former owners of businesses acquired by the Company. The Company believes that no single lease is material to its operations, and that alternate sites are presently available at market rates. See "Certain Relationships and Related Transactions" and Note 7 to the Company's Consolidated Financial Statements.

COMPETITION

  The Company faces intense competition from many regional and local distributors in its markets, from several companies that distribute swimming pool supplies on a national basis and, to a lesser extent, from mass market retailers and large pool supply retailers. The Company believes that there are five swimming pool supply distributors which compete with the Company on a national or regional basis: Pool Water Products, Superior Pool Products, Inc. (a subsidiary of Olin Corporation), Fort Wayne Pools, Hughes Supply and Benson Pump Co. Barriers to entry in the swimming pool supply industry are relatively low. Certain of the Company's competitors have substantially greater capital resources than the Company.

  The Company competes with other distributors for rights to distribute brand-name products, and the loss of, or inability to obtain such rights could have a material adverse effect on the Company. Management believes that the competition for such distribution rights results in a competitive advantage to larger distributors, such as the Company, and a disadvantage to small distributors.

  The Company believes that the principal competitive factors in pool supply distribution are the quality and level of customer service, product pricing, breadth and quality of products offered and consistency and stability of business relationships with customers. The Company believes it competes favorably with respect to each of these factors. Some geographic markets serviced by the Company, particularly California, Texas and Florida, tend to be more competitive than others. In response to competitive pressures from any of its current or future competitors, the Company may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect the Company's gross margins and operating results.

ENVIRONMENTAL, HEALTH AND SAFETY REGULATION

  The Company's business is subject to regulation under federal, state, and local environmental and health and safety requirements, including the Emergency Planning and Community Right-to-Know Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act. Most of these requirements govern the packaging, labeling, handling, transportation, storage and sale of pool chemicals by the Company. In addition, the algicides sold by the Company are regulated as pesticides under the Federal Insecticide, Fungicide and Rodenticide Act and state pesticide laws, which primarily relate to labeling and annual registration. While the Company expends considerable resources to operate in substantial compliance with environmental, health and safety requirements, there can be no assurance that it will not be determined to be out of compliance with, or liable under, such requirements. Such an instance of noncompliance or liability could have a material adverse effect on the Company and its operating results. In addition, such requirements are frequently changing, and, depending upon the nature of any such changes, could require material capital expenditures by the Company in the future.

  The demand for the pool chemicals sold by the Company may also be affected by changes in consumer attitudes toward pool chemical products for environmental or safety reasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FIRE, SAFETY AND CASUALTY ISSUES

  The Company stores chemicals at each of its 74 service centers. Certain chemicals the Company stores are combustible oxidizing compounds and the storage of such chemicals is strictly regulated by local fire codes. The Company maintains strict policies and procedures regarding chemical handling and fire and safety regulations, and has never incurred any material liability related to its handling of chemicals. A fire, explosion or flood affecting one of the Company's facilities, however, could give rise to liability claims against the Company.

EMPLOYEES

  At September 30, 1997, the Company employed 803 persons on a full-time basis, of whom 164 engaged in management, administration and accounting, and credit and collections, 58 engaged in outside sales, 73 engaged in service center management and 508 engaged in warehouse, production and distribution operations. Of these employees, 76 are employed at the Company's corporate headquarters in Covington, Louisiana. No employees are covered by collective bargaining agreements. The Company believes it has good relations with its employees. In connection with the peak summer selling season, the Company typically employs additional warehouse, production and distribution personnel during the months from May through August.

TRADEMARKS

  The Company maintains registered trademarks in the United States, primarily for its private label products, and intends to maintain the trademark registrations which it deems important to its business operations. See "-- Products--Private Brands."

LEGAL PROCEEDINGS

  From time to time, the Company is involved in litigation and proceedings arising in the ordinary course of its business. Although the outcome of litigation and claims are uncertain, the Company believes there are no pending material legal proceedings to which the Company is a party or to which the property of the Company is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information concerning the Company's executive officers and directors.

                NAME           AGE                     POSITION
                ----           ---                     --------
      Wilson B. Sexton........  60 Chairman and Director
      Frank J. St. Romain.....  61 President, Chief Executive Officer and Director
      Craig K. Hubbard........  45 Chief Financial Officer, Treasurer and Secretary
      Richard P. Polizzotto...  56 Vice President-Operations
      A. David Cook...........  42 Vice President-Sales and Development
      John M. Murphy..........  36 Vice President-Marketing
      Andrew W. Code..........  39 Director
      Peter M. Gotsch.........  33 Director
      Dominick DeMichele......  45 Director
      Robert C. Sledd.........  44 Director

  Mr. Sexton has served as Chairman and a director of the Company and SCP Supply since December 1993, and served as a consultant to the Predecessor from 1988 to December 1993. Mr. Sexton held a number of positions at Airwick Industries, Inc. from 1974 to 1980, including President of the Airwick Pool Products division and Vice President of Airwick Industries, Inc. From 1958 to 1974, Mr. Sexton was employed by Seablue Corporation, a swimming pool equipment and supplies manufacturer, where he served as President from 1972 to 1974.

  Mr. St. Romain has served as President, Chief Executive Officer and a director of the Company and SCP Supply since December 1993 and held the same positions with the Predecessor since its founding in 1980. Prior to 1980, Mr. St. Romain had 21 years experience in the pool business and had a number of positions with Seablue Corporation and Airwick Pool Products.

  Mr. Hubbard has served as Chief Financial Officer, Treasurer and Secretary of the Company and SCP Supply since February 1997. From December 1993 until February 1997, he served as controller of SCP Supply, and held the same position with the Predecessor since September 1991. From 1985 until 1991, he served as controller of Alerion Bank.

  Mr. Polizzotto has served as Vice President-Operations of the Company since May 1995, and has served as Vice President of SCP Supply since December 1993. He served as Vice President of Operations of the Predecessor from June 1992 until December 1993. From 1986 until 1992, he served as Vice President of KSG Industries, Inc., an auto parts distributor. Prior to 1986, Mr. Polizzotto held a number of positions with Airwick Industries, Inc. and Airwick Pool Products, and served as President of Heldor Industries, Inc., a pool supply distributor.

  Mr. Cook has served as Vice President-Sales and Development of the Company since February 1997. From December 1993 until February 1997, he served as the Director of National Sales Development of SCP Supply, and held the same position with the Predecessor since August 1993. He served as a regional manager of the Predecessor from May 1992 until August 1993. From 1988 until May 1992, he served as a branch manager of the Predecessor.

  Mr. Murphy has served as Vice President-Marketing of the Company since February 1997. From December 1993 until February 1997, he served as the Director of Marketing of SCP Supply, and held the same position with the Predecessor since 1988.

  Mr. Code has served as a director of the Company since December 1993, and served as a Vice President of the Company and SCP Supply from December 1993 to May 1995. Mr. Code has, since August 1988, been a general partner of CHS Management Limited Partnership ("CHS Management"), the general partner of Code, Hennessy & Simmons Limited Partnership ("CHS"). Mr. Code was a Vice President of Citicorp, a commercial bank, from 1986 until August 1988.

  Mr. Gotsch has served as a director of the Company since December 1993 and served as a Vice President of the Company and SCP Supply from December 1993 to May 1995. Mr. Gotsch has been a Managing Director of Code, Hennessy & Simmons, Inc., an affiliate of CHS, since January 1996, was a Vice President of CHS Management from June 1994 to December 1995 and was an Associate of CHS Management from July 1989 to June 1994. From 1987 to July 1989, he was a Corporate Banking Officer at The First National Bank of Chicago, N.A., a commercial bank.

  Mr. DeMichele has served as a director of the Company since January 1996. Mr. DeMichele has served as Chief Executive Officer of Cookson Specialty Molding Sector (a division of Cookson Group plc.) since February 1994, and served as President of Loudon Plastics, Inc. ("Loudon") and Pacific Industries, Inc. ("Pacific") (divisions of Cookson Group plc.) from 1991 to 1995. Mr. DeMichele is a director of Loudon, Pacific, South Pacific Vinyl, Inc. and Bicknell Huston Distributors, Inc., all of which are divisions of Cookson Group plc.

  Mr. Sledd has served as a director of the Company since March 1996. Mr. Sledd has served as Chairman of the Board of Directors of Performance Food Group Company ("PFG"), a food distributor, since February 1995, and has served as a director and as Chief Executive Officer of PFG since 1987. Mr. Sledd served as President of PFG from 1987 to February 1995. He served as President and Chief Executive Officer of Taylor & Sledd Industries, Inc., a predecessor of PFG from 1984 to 1987.

  In connection with the SCP Acquisition, Messrs. Sexton, St. Romain, and Polizzotto, along with the Predecessor's other shareholders, entered into noncompetition agreements pursuant to which they agreed not to engage in a business substantially similar to that of the Company for a period of five years from the date of the SCP Acquisition.

  The Audit Committee of the Board of Directors is composed of three directors (Messrs. Gotsch, DeMichele and Sledd). The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the independence of such auditors, approves the scope of the annual audit activities of the independent auditors, and reviews such audit results.

  The Compensation Committee is composed of three directors (Messrs. Code, Gotsch and Sledd). The Compensation Committee makes recommendations to the Board regarding the compensation of officers of the Company, awards under the Company's compensation and benefit plans and compensation policies and practices.

  The Company does not have a nominating committee.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation paid to the Company's chief executive officer and three other most highly compensated executive officers during the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                      LONG-TERM
                               ANNUAL COMPENSATION   COMPENSATION
                              ---------------------- ------------
                                                        AWARDS
                                                     ------------
                                                      SECURITIES
                                                      UNDERLYING
                                                     OPTIONS/SARS  ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR  SALARY   BONUS       (#)      COMPENSATION
---------------------------   ---- -------- -------- ------------ ------------
Wilson B. Sexton............. 1996 $192,938 $192,938    22,500    $ 12,799(1)
 Chairman                     1995  183,750  183,750       --       14,210(2)
                              1994  175,000  164,500       --        3,172(3)
Frank J. St. Romain.......... 1996  192,938  192,938    22,500      12,799(4)
 President and Chief          1995  183,750  183,750       --       15,802(5)
 Executive Officer            1994  175,000  164,500       --       16,542(6)
Maurice D. Van Dyke (7)...... 1996  110,250   25,000       --       11,855(8)
 Chief Financial Officer,     1995  105,000   25,000       --       14,468(9)
 Treasurer and Secretary      1994  100,000   25,000       --      12,377(10)
Richard P. Polizzotto........ 1996  112,000   20,000     4,875     10,582(11)
 Vice President               1995  112,000   30,000     6,121     15,041(12)
                              1994   90,586   30,000       --      16,498(13)

--------
(1) Reflects a $1,335 life insurance premium and $11,464 contributed under the Company's 401(k) plan.
(2) Reflects a $2,811 life insurance premium and $11,399 contributed under the Company's 401(k) plan.
(3) Reflects a life insurance premium.
(4) Reflects a $1,335 life insurance premium and $11,464 contributed under the Company's 401(k) plan.
(5) Reflects a $4,403 life insurance premium and $11,399 contributed under the Company's 401(k) plan.
(6) Reflects a $3,847 life insurance premium and $12,695 contributed under the Company's 401(k) plan.
(7) Mr. Van Dyke retired from the Company and SCP Supply in February 1997.
(8) Reflects a $1,335 life insurance premium and $10,520 contributed under the Company's 401(k) plan.
(9) Reflects a $4,403 life insurance premium and $10,065 contributed under the Company's 401(k) plan.
(10) Reflects a $4,170 life insurance premium and $8,207 contributed under the Company's 401(k) plan.
(11) Reflects a $1,335 life insurance policy premium and $9,247 contributed under the Company's 401(k) plan.
(12) Reflects a $6,084 life insurance premium and $8,957 contributed under the Company's 401(k) plan.
(13) Includes a $5,755 life insurance premium and $10,743 contributed under the Company's 401(k) plan.

  The following table sets forth, for the executive officers of the Company, information regarding stock options granted or exercised during, or held at the end of, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS
                         --------------------------------------------------------------
                                                                          POTENTIAL
                                                                       REALIZABLE VALUE
                                                                          AT ASSUMED
                                                                       ANNUAL RATES OF
                          NUMBER OF    % OF TOTAL                        STOCK PRICE
                          SECURITIES  OPTIONS/SARS EXERCISE            APPRECIATION FOR
                          UNDERLYING   GRANTED TO  OR BASE             OPTION TERM (1)
                         OPTIONS/SARS EMPLOYEES IN  PRICE   EXPIRATION ----------------
          NAME           GRANTED (#)  FISCAL YEAR   ($/SH)     DATE      5%      10%
          ----           ------------ ------------ -------- ---------- ------- --------
Wilson B. Sexton(2)(3)..    22,500         24%      $7.50    12/31/03  $79,772 $190,721
Frank J. St.
 Romain(2)(3)...........    22,500         24        7.50    12/31/03   79,772  190,721
Maurice D. Van Dyke(4)..       -0-        -0-         -0-         --       -0-      -0-
Richard
 Polizzotto(3)(5).......     4,875          5        7.50    12/31/03   17,284   41,323

--------
(1) Amounts reflect assumed rates of appreciation from the fair market value on the date of grant as set forth in the Securities and Exchange Commission's executive compensation disclosure rules. Actual gains, if any, on stock option exercises depend on future performance of the Common Stock and overall stock market conditions. No assurance can be made that the amounts reflected in these columns will be achieved.

(2) Options were granted and become immediately exercisable on January 24, 1996 pursuant to the SCP Pool Corporation 1995 Stock Option Plan.
(3) In order to prevent dilution or enlargement of rights under the options, in the event of a reorganization, recapitalization, stock split or combination or other change in the shares of the Company's Common Stock, the number and type of shares available upon exercise and the exercise price will be adjusted accordingly. The Compensation Committee may, subject to certain restrictions, accelerate or defer the date on which an option becomes exercisable.
(4) Mr. Van Dyke retired from the Company and SCP Supply in February 1997.
(5) Options become exercisable on January 24, 1998 and were granted on January 24, 1996 pursuant to the SCP Pool Corporation 1995 Stock Option Plan. In the event of a sale of the capital stock of the Company with the voting power to elect a majority of the directors or a sale of more than 50% of the Company's total assets (on a consolidated basis), all options become fully vested and exercisable.

              AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED VALUE OF UNEXERCISED IN-
                                                        OPTIONS/SARS AT FISCAL  THE-MONEY OPTIONS/SARS
                                                             YEAR END (#)         AT FISCAL YEAR END
                         SHARES ACQUIRED                     EXERCISABLE/            EXERCISABLE/
NAME                       ON EXERCISE   VALUE REALIZED     UNEXERCISABLE          UNEXERCISABLE (1)
----                     --------------- -------------- ---------------------- ------------------------
Wilson B. Sexton........       -0-            -0-              22,500/0(1)            $142,500/0(1)
Frank J. St. Romain.....       -0-            -0-              22,500/0(1)             142,500/0(1)
Maurice D. Van Dyke(2)..       -0-            -0-                   0/0                      0/0
Richard Polizzotto......       -0-            -0-              0/10,996(3)              0/94,539(3)

--------
(1) As of the end of the fiscal year, all of the options held by Mr. Sexton and Mr. St. Romain were exercisable, and none had been exercised.
(2) Mr. Van Dyke retired from the Company and SCP Supply in February 1997.
(3) As of the end of the fiscal year, none of the options held by Mr. Polizzotto were exercisable, and none had been exercised.

DIRECTOR COMPENSATION

  Non-employee directors of the Company receive (i) an annual retainer of $6,000, (ii) $1,000 per board meeting attended, (iii) $500 per committee meeting attended and (iv) $250 per ad-hoc meeting attended. In addition, non-employee directors of the Company receive a consulting fee of $100 per hour for tasks performed outside the scope of their service as directors. Directors who are employees of the Company or its subsidiaries are not entitled to receive any fees for serving as directors, except that all directors are reimbursed for out-of-pocket expenses related to their service as directors.

  Under the 1996 Non-Employee Director Equity Incentive Plan (the "Directors Plan"), each non-employee director was granted an option to purchase 3,750 shares of Common Stock upon the establishment of the Directors Plan. In addition, each non-employee director was granted an option to purchase 3,750 shares of common stock immediately following the May 1996 annual meeting of the Company's stockholders and will be granted options to purchase an additional 3,750 shares immediately following each subsequent annual meeting of the Company's stockholders. Options granted pursuant to the Directors Plan become exercisable one year after grant, subject to certain exceptions. The option price per share of Common Stock under the Directors Plan is equal to 100% of the fair market value of the Common Stock at the date of grant. Each option granted under the Directors Plan is exercisable for ten years after the date of grant. The maximum number of shares of Common Stock that may be granted under the Directors Plan is limited to an aggregate of 300,000 (as adjusted for any change in the Common Stock). Non-employee Directors may elect to receive shares of Common Stock under the Directors Plan in lieu of the cash compensation otherwise payable.

EMPLOYMENT AGREEMENTS

  In connection with the SCP Acquisition, SCP Supply entered into oral employment agreements with Wilson B. Sexton and Frank J. St. Romain. The agreements currently provide, in part, that SCP Supply will pay Messrs. Sexton and St. Romain an annual base salary of $204,768 and an annual bonus of up to 100% of base salary to be paid in cash and up to 100% of base salary to be paid in stock. Pursuant to such agreements, Messrs. Sexton and St. Romain are entitled to be included in SCP Supply's medical program until Medicare coverage begins (or, if earlier, until terminated for cause or until voluntary termination of employment prior to 1999), and each will receive an automobile allowance of $600 per month.

  In connection with the acquisition of all of the outstanding stock of Orcal Pool Supplies, Inc. ("Orcal Acquisition") in March 1995, the Company and SCP Supply entered into a written Management Agreement with Ronald Hetzner (the former owner of Orcal), pursuant to which Mr. Hetzner is employed by SCP Supply as President of Orcal Pool Supplies, a division of SCP Supply. The Agreement provides that SCP Supply will pay Mr. Hetzner an annual salary of $100,000. The agreement runs for a period of three years, unless terminated earlier by the resignation, death, permanent disability or incapacity of Mr. Hetzner, or by the Company (with or without cause). If terminated without cause, Mr. Hetzner is entitled to receive his salary until the end of the three-year employment term. Mr. Hetzner served as a director of the Company from March 1995 until June 1995.

1995 STOCK OPTION PLAN

  In February 1995, the Board of Directors adopted the SCP Pool Corporation 1995 Stock Option Plan and in March 1996, the Board of Directors amended such plan (as so amended, the "1995 Plan"). The 1995 Plan is administered by the Compensation Committee of the Board of Directors (or if no such committee exists, the Board of Directors), which may, at its discretion, grant incentive stock options and non-qualified stock options to those executive officers or other key employees of the Company or its subsidiaries selected by the Board or the Compensation Committee. The maximum aggregate number of shares of Common Stock with respect to which options may be granted pursuant to the 1995 Plan is 600,000 (as adjusted for any change in the Common Stock). Granted options have an exercise price of not less than the fair market value of the stock on the date of grant.

  Pursuant to the 1995 Plan, in February 1997 the Company awarded non-qualified stock options for an aggregate of 99,750 shares of Common Stock to 34 key employees of the Company. Such options expire on December 31, 2003, become exercisable on the second anniversary of the grant date, and have an exercise price of approximately $13.17 per share of Common Stock.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NONCOMPETITION AGREEMENTS

  In connection with the SCP Acquisition, Messrs. Sexton, St. Romain, Van Dyke, Polizzotto, Cook and Murphy along with the Predecessor's other shareholders, entered into noncompetition agreements pursuant to which they agreed not to engage in a business substantially similar to that of the Company for a period of five years from the date of the SCP Acquisition.

STOCKHOLDER NOTES

  Six of the Company's current stockholders (all of whom were stockholders of the Predecessor) are holders of the Company's Convertible Subordinated Promissory Notes due December 31, 2002 (the "Convertible Notes") in the aggregate principal amount of $96,250. They received such notes pursuant to the liquidation of the Predecessor following the SCP Acquisition. Such notes were originally issued by the Company to the Predecessor as consideration pursuant to the SCP Acquisition. In addition, Mr. Hetzner is the holder of the Company's Junior Subordinated Promissory Notes due April 10, 1998 (the "Hetzner Notes"), in the original principal amount of $2,650,000, which he received in connection with the Orcal Acquisition. As of September 30, 1997, the Company has repaid $1,766,000 of the principal amount of the Hetzner Notes.

  The Convertible Notes bear interest at a rate of 10% per annum and mature on December 31, 2002. The Convertible Notes are subordinated to the Second Amended and Restated Credit Agreement, dated as of September 26, 1996, by and among SCP Supply, The First National Bank of Chicago, as agent, and various lenders from time to time party thereto (the "Senior Loan Facility") and certain other indebtedness. The Convertible Notes are convertible into the number of shares of Common Stock determined by dividing the principal amount of the note by approximately $0.98, as adjusted for the subdivision or combination of such shares and for the issuance of any Common Stock (or securities converted into or exchangeable for shares of Common Stock) at a price per share less than the conversion price for the Convertible Notes.

  The Hetzner Notes bear interest at a rate of 8% per annum and are payable in three equal annual installments, with the final installment payable on April 10, 1998. The Hetzner Notes are subordinated to the Senior Loan Facility and certain other indebtedness.

TRANSACTIONS WITH CHS

  In connection with the Orcal Acquisition, CHS executed guaranties in favor of Mr. Hetzner pursuant to which CHS agreed to guarantee payment by the Company of the Hetzner Notes.

  The Company has in the past and may in the future pay to CHS certain customary investment banking and financial advisory fees for services rendered by CHS to the Company in connection with acquisitions undertaken by the Company. In connection with the 1997 Acquisition, the Company expects to pay $150,000 to an affiliate of CHS for investment banking services.

REGISTRATION AGREEMENT

  In connection with the SCP Acquisition in December 1993, the stockholders of the Company at such time (the "Original Stockholders") entered into a Registration Agreement with the Company (the "Registration Agreement"). The Registration Agreement provides for certain demand registration rights to CHS, certain employees of CHS and its affiliates and an additional investor (collectively, the "Investor Stockholders"), and to subsequent holders of the Common Stock acquired by such stockholders in connection with the SCP Acquisition. The demand registration rights began from and after the effective date of the first registration statement filed by the Company in connection with the public offering of its securities. The holders of a majority of the registrable securities held by the Investor Stockholders (and their permitted transferees) are entitled to request four long-form registrations in which the Company pays all registration expenses and an unlimited number of short-form registrations in which the Company pays all registration expenses. Such holders are also entitled to request an unlimited number of long-form registrations in which holders of registrable securities pay their pro rata share of registration expenses. The Company is entitled to postpone a demand registration for up to six months under certain circumstances, and is not required to effect a demand registration within six months of a previous registration in which holders of registrable securities participated without reduction of the number of their included shares.

  The Registration Agreement also provides that, subject to certain limitations, the Original Stockholders (and their permitted transferees) may request inclusion of their shares in a registration of securities by the Company (other than pursuant to the initial public offering of Common Stock or a demand registration). Expenses incurred in connection with the exercise of such piggyback registration rights are borne by the Company.

STOCKHOLDER LEASE AGREEMENTS

  In November 1993, the Company entered into a lease agreement (the "Northpark Lease") with Northpark Alliance, LLC, a limited liability company ("Northpark"), the members of which are Messrs. Van Dyke, Sexton, and Polizzotto and the St. Romain Children's Trust (a trust established for the benefit of the children of Mr. St. Romain for which Mr. Van Dyke serves as Trustee), with respect to a facility at 128 Northpark Boulevard, Covington, Louisiana. The Company used this facility as its corporate headquarters until space constraints forced it to relocate to another Covington, Louisiana facility in October 1996. The Northpark Lease had a term of 15 years, commencing on June 10, 1994, and monthly rental rates ranging from $6,511 to $7,698. The Company believes that such lease reflected a fair market rate as of the date thereof. The Company was obligated to make lease payments under the Northpark Lease until Northpark sold the facility in October 1997.

  In November 1991, the Company entered into a lease agreement (the "Trust Lease") with the St. Romain Children's Trust with respect to a service center (the "Trust Facility") in Baton Rouge, Louisiana. The Trust Lease has a term of nine years and one month, commencing on December 1, 1991, and monthly rental rates ranging from $5,053 to $5,360. In March 1997, space constraints forced the Company to relocate its Baton Rouge service center from the Trust Facility to another Baton Rouge facility which it rents pursuant to a lease agreement (the "St. Romain Lease") with Kenneth St. Romain, the regional manager of the Baton Rouge service center and the son of Frank J. St. Romain, President and Chief Executive Officer of the Company. The St. Romain Lease has a term of 5 years, commencing on March 1, 1997, and provides for rental payments of $9,655 per month. The Company is still obligated to make payments under the Trust Lease, although in November 1997 the St. Romain Children's Trust subleased the Trust Facility for a term equal to the balance of the Trust Lease term at a rental which is over 70% of the rate payable under the Trust Lease. The Company believes that both the Trust Lease and the St. Romain Lease reflect a fair market rate as of the respective dates thereof.

  In connection with the Orcal Acquisition, SCP Supply entered into eight lease agreements with Mr. Hetzner and his affiliates (the "Hetzner Leases"), pursuant to which SCP Supply rents service center facilities in California which are owned by Mr. Hetzner and his affiliates. The Hetzner Leases have initial terms of five years, commencing on February 28, 1995, and monthly rental rates ranging from approximately $3,600 to $8,748. The aggregate monthly rental payment under the Hetzner Leases is approximately $46,260. SCP Supply has an option to renew each such lease for five years at fair market rental rate.

DUAL CHEMICAL FEEDER AGREEMENTS

  Pursuant to an agreement dated as of March 31, 1992, by and among Mr. Sexton and Wexco Incorporated, a Pennsylvania corporation ("Wexco"), Mr. Sexton assigned all of his rights in a patented device for the delivery of multiple chemicals into a swimming pool (the "Dual Chemical Feeder") to Wexco in return for a promise to pay certain royalties. In connection with the acquisition by the subsidiary Alliance Packaging, Inc. of the chemical manufacturing and repackaging assets of York Chemical Corporation and Wexco (the "York Acquisition") in January 1995, the Company purchased all of Wexco's rights and obligations with respect to the Dual Chemical Feeder, including Wexco's obligation to make royalty payments to Mr. Sexton. The aggregate royalties paid to Mr. Sexton in 1996 did not exceed $60,000, and the Company does not expect that the aggregate royalties payable in 1997 will exceed $60,000.

PLEDGE AGREEMENT

  In connection with the SCP Acquisition, the Company loaned Mr. Murphy $125,000 to purchase certain securities (the "Purchased Securities") of the Company. Mr. Murphy pledged the Purchased Securities to the Company to secure the repayment of such loan. As of March 1, 1997, Mr. Murphy had repaid such loan and the Company released the pledge on the Purchased Securities.

TRANSACTIONS WITH THE COOKSON SPECIALTY MOLDING SECTOR

  Mr. DeMichele, a director of the Company, is the Chief Executive Officer of the Molding Sector, a division of Cookson Group plc. Mr. DeMichele is also a director of Pacific. Pacific is the sole stockholder of Bicknell, the subject of the 1997 Acquisition. The Company and Pacific will enter into the Supply Agreement as a part of the 1997 Acquisition. See "The 1997 Acquisition." The Company believes the 1997 Acquisition and the Supply

Agreement reflect, respectively, the fair market value for the assets of Bicknell and the products and services to be provided pursuant to the Supply Agreement.

  In connection with the purchase of products or services not related to the 1997 Acquisition, Pacific received approximately $7,880,000 in payments from the Company in 1996 and expects to receive over $10,000,000 in payments from the Company in 1997. The Company believes that the payments made to Pacific reflect the fair market value for the products and services provided.

CERTAIN RELATIONSHIPS

  Kenneth St. Romain is a regional manager for the Company in the Baton Rouge and New Orleans, Louisiana area. In 1996, Mr. St. Romain received approximately $137,000 in salary and bonus, and the Company expects that his salary and bonus for 1997 will not exceed the amount paid in 1996. Kenneth St. Romain is the son of Frank J. St. Romain, President and Chief Executive Officer of the Company. Alan Henseler is a regional manager for the Company in the Alabama and northwestern Florida area. In 1996, Mr. Henseler received approximately $95,000 in salary and bonus, and the Company expects that his salary and bonus for 1997 will equal or exceed the amount paid in 1996. Mr. Henseler is the son-in-law of Frank J. St. Romain, President and Chief Executive Officer of the Company. The compensation formula pursuant to which Messrs. St. Romain and Henseler are paid is identical to that by which the Company's other regional managers are paid, and includes a fixed salary and a bonus based on profitability and return on assets of the service centers for which such managers are responsible. The actual amount of compensation paid to each regional manager varies as a result of the application of the bonus formula as well as such manager's seniority and other objective factors.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 14, 1997, and immediately following the Offering by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each Selling Stockholder. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name.

                            SHARES BENEFICIALLY            SHARES BENEFICIALLY
                                OWNED PRIOR      SHARES TO     OWNED AFTER
                                TO OFFERING       BE SOLD        OFFERING
                            --------------------    IN     --------------------
 NAME OF BENEFICIAL OWNER   NUMBER(1) PERCENT(2) OFFERING  NUMBER(1) PERCENT(2)
 ------------------------   --------- ---------- --------- --------- ----------
Code, Hennessy & Simmons
 Limited Partnership(3).... 2,266,399    35.5%   1,000,379 1,266,020    16.4%
Andrew W. Code(4)(5)....... 2,289,799    35.8    1,000,379 1,289,420    16.6
Daniel J. Hennessy(4)(6)... 2,268,349    35.5    1,000,379 1,267,970    16.4
Brian P. Simmons(4)(7)..... 2,303,899    36.1    1,000,379 1,303,520    16.8
Wilson B. Sexton(8)........   229,735     3.6       50,000   179,735     2.3
St. Romain Children's
 Trust(9)..................   124,986     2.0       24,434   100,552     1.3
Frank J. St. Romain(10)....   113,749     1.8       17,187    96,562     1.2
Craig K. Hubbard(11).......     6,151       *          --      6,151       *
Maurice D. Van Dyke(12)....   201,000     3.1          --    201,000     2.6
Richard P. Polizzotto(13)..    47,333       *        8,000    39,333       *
A. David Cook..............     3,000       *          --      3,000       *
John M. Murphy(14).........    34,908       *          --     34,908       *
Peter M. Gotsch(15)........    10,225       *          --     10,225       *
Dominick DeMichele(16).....    15,000       *          --     15,000       *
Robert C. Sledd(17)........     8,250       *          --      8,250       *
All executive officers and
 directors
 as a group (10 persons)... 2,758,150    42.0    1,100,000 1,682,584    21.2

--------
*Less than 1%
(1) Includes shares of Common Stock subject to options which are exercisable within 60 days of November 14, 1997 and shares of Common Stock issuable upon conversion of the Company's Convertible Subordinated Promissory Notes due December 31, 2002 (the "Convertible Notes")
(2) Shares of Common Stock subject to options which are exercisable within 60 days of November 14, 1997 and shares of Common Stock issuable upon conversion of the Convertible Notes are considered outstanding for the purpose of determining the percent of the class held by the holder of such options or notes, but not for the purpose of computing the percentage held by others.
(3) The business address of CHS is 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.
(4) 2,266,399 of such shares are held of record by CHS. Messrs. Code, Hennessy and Simmons are general partners of the general partner of CHS and share investment and voting power with respect to the securities owned by CHS. Each of Messrs. Code, Hennessy and Simmons disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of each such person is c/o CHS, 10 South Wacker Drive, Suite 3175, Chicago, Illinois 60606.
(5) 15,000 of such shares are held directly by a charitable foundation of which Mr. Code is a director, president, and the sole member, and as a result, may be deemed to have voting and dispositive power with respect to such shares, although neither Mr. Code nor any members of his immediate family have any pecuniary interest in such shares. 900 of such shares are held by Mr. Code as custodian for his minor children under the Uniform Gifts to Minors Act. Also includes options to purchase 7,500 shares issued to Mr. Code pursuant to the Company's 1996 Non-Employee Director Equity Incentive Plan (the "Directors Plan").

(6) 1,500 of such shares are held by minor children of Mr. Hennessy, and Mr. Hennessy disclaims beneficial ownership of such shares. 450 of such shares are held by Mr. Hennessy and his spouse as joint tenants.
(7) 37,500 of such shares are held by Mr. Simmons and his spouse as joint tenants.
(8) Includes 31,246 shares issuable upon conversion of the Convertible Note held of record by Mr. Sexton and options to purchase 45,000 shares issued to Mr. Sexton pursuant to the Company's 1995 Stock Option Plan (the "Plan").
(9) Includes 31,246 shares issuable upon conversion of the Convertible Note held of record by the St. Romain Children's Trust.
(10) Includes options to purchase 45,000 shares issued to Mr. St. Romain pursuant to the Plan.
(11)Includes options to purchase 5,101 shares issued to Mr. Hubbard pursuant to the Plan.
(12) Includes 63,261 shares held directly by Mr. Van Dyke, 12,753 shares issuable upon conversion of the Convertible Note held of record by Mr. Van Dyke and 124,986 shares (including 31,246 shares issuable upon conversion of a Convertible Note) held of record by the St. Romain Children's Trust, of which Mr. Van Dyke is the Trustee. As the Trustee, Mr. Van Dyke has investment and voting power with respect to the shares held by the trust. The business address of Mr. Van Dyke is 109 Northpark Boulevard, Covington, Louisiana 70433. Mr. Van Dyke retired from the Company and SCP Supply in February 1997.
(13) Includes 8,928 shares issuable upon conversion of the Convertible Note held of record by Mr. Polizzotto.
(14)Includes 8,928 shares issuable upon conversion of the Convertible Note held of record by Mr. Murphy.
(15) Includes options to purchase 7,500 shares issued to Mr. Gotsch pursuant to the Directors Plan. Mr. Gotsch is a Managing Director of an affiliate of CHS but does not share investment or voting discretion with respect to the securities held by CHS.
(16) Includes options to purchase 7,500 shares issued to Mr. DeMichele pursuant to the Directors Plan.
(17)Includes options to purchase 7,500 shares issued to Mr. Sledd pursuant to the Directors Plan.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 10,000,000 shares of Common Stock, $0.001 par value (the "Common Stock") and 100,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). Upon completion of the Offering, 7,740,060 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be issued and outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete, and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

  Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." Following consummation of the Offering, the shares of Common Stock will not be redeemable, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of up to 100,000 shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company has elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company expects to have 7,740,060 shares of Common Stock outstanding (assuming the Underwriters' over-allotment option is not exercised). Of these shares, the 3,337,500 shares sold in the Company's initial public offering and the 2,450,000 shares of Common Stock sold in the Offering will be tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" (as that phrase is defined in Rule 144) were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 77,400 shares immediately after this Offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Up to 1,952,560 shares of Common Stock are eligible for sale in the public market under Rule 144, subject to the volume limitations and other requirements described above, without consideration of the contractual restrictions described below.

  Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted shares were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted shares who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. Up to 1,142,560 shares of Common Stock are eligible for sale without restriction under Rule 144(k).

  Notwithstanding the foregoing, the Company, and certain of its directors, executive officers and stockholders have agreed that for a period of 90 days after the date of the Offering they will not, without the prior written consent of the Representatives, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock except pursuant to the Underwriting Agreement.

  The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors-- Shares Eligible for Future Sale; Registration Rights."

REGISTRATION AGREEMENT

  In connection with the SCP Acquisition in December 1993, the Company entered into a Registration Agreement with its stockholders. See "Certain
Relationships and Related Transactions--Registration Agreement."

                                 UNDERWRITING

  Morgan Keegan & Company, Inc., The Robinson-Humphrey Company, LLC and Johnson Rice & Company L.L.C. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.

             NAME
              OF                                                     NUMBER OF
         UNDERWRITER                                                   SHARES
         -----------                                                -----------
      Morgan Keegan & Company, Inc.................................
      The Robinson-Humphrey Company, LLC...........................
      Johnson Rice & Company L.L.C.................................
                                                                    -----------
          Total....................................................
                                                                    ===========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased. The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not
in excess of $     per share of Common Stock. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $     per share to other
dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the public offering.

  One of the Selling Stockholders has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 367,500 shares of Common Stock at the public offering price, less underwriting discounts and commissions, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company and certain of its executive officers, directors and stockholders have agreed, for a period of 90 days from the date of this Prospectus, not to offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, in the public market, without the prior written consent of the Underwriters.

  The Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the purchase of Common Stock in the open market in order to cover a syndicate short position. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, or otherwise, and, if commenced, may be discontinued at any time.

  In connection with this Offering, the Underwriters and certain selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the one business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois. Kevin R. Evanich, a partner of Kirkland & Ellis, beneficially owns shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Alston & Bird LLP, Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of SCP Pool Corporation at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of The B-L Network, Inc. at December 31, 1995 and September 25, 1996, and for each of the two years in the period ended December 31, 1995 and for the period ended September 25, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 pursuant to the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the consolidated financial statements, schedules and exhibits filed as a part thereof.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy or information statements, and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy or information statements, and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: 7 World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of such materials or any part thereof may also be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains an Internet web site at http://www.sec.gov containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF SCP POOL CORPORATION
Report of Independent Auditors............................................   F-2
Consolidated Balance Sheets--December 31, 1995 and 1996 and September 30,
 1997 (Unaudited).........................................................   F-3
Consolidated Statements of Income--Years Ended December 31, 1994, 1995 and
 1996 and Nine Months Ended September 30, 1996 (Unaudited) and 1997
 (Unaudited)..............................................................   F-4
Consolidated Statements of Stockholders' Equity--Years Ended December 31,
 1994, 1995 and 1996 and Nine Months Ended September 30, 1997 (Unaudited).   F-5
Consolidated Statements of Cash Flows--Years Ended December 31, 1994, 1995
 and 1996 and Nine Months Ended September 30, 1996 (Unaudited) and 1997
 (Unaudited)..............................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
FINANCIAL STATEMENTS OF THE B-L NETWORK, INC.
Report of Independent Auditors............................................  F-18
Balance Sheets--December 31, 1995 and September 25, 1996..................  F-19
Statements of Operations and Retained Earnings (Deficit)--Years Ended
 December 31, 1994 and 1995 and Period Ended September 25, 1996...........  F-20
Statements of Cash Flows--Years Ended December 31, 1994 and 1995
 and Period Ended September 25, 1996......................................  F-21
Notes to Financial Statements.............................................  F-22

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
SCP Pool Corporation

  We have audited the consolidated balance sheets of SCP Pool Corporation as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SCP Pool Corporation at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

New Orleans, Louisiana
February 14, 1997, except for Note 11, as to which the date is September 29, 1997

                              SCP POOL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                    DECEMBER 31
                                                  ---------------- SEPTEMBER 30
                                                   1995     1996       1997
                                                  ------- -------- ------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................... $ 2,043 $  4,621   $  1,928
  Receivables....................................  12,090   25,293     36,889
  Inventory......................................  25,230   42,112     43,079
  Prepaid expenses...............................     363      632        735
  Deferred income taxes..........................     145      392      1,103
                                                  ------- --------   --------
    Total current assets.........................  39,871   73,050     83,734
Property and equipment, net......................   3,470    4,413      4,746
Goodwill, net....................................  29,725   33,009     32,844
Other assets, net................................   2,331    2,773      2,339
                                                  ------- --------   --------
    Total assets................................. $75,397 $113,245   $123,663
                                                  ======= ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................... $12,726 $ 15,132   $ 13,359
  Accrued and other current liabilities..........   3,075    7,907     10,929
  Current portion of long-term debt..............   2,883   15,409      7,243
                                                  ------- --------   --------
    Total current liabilities....................  18,684   38,448     31,531
Deferred income taxes............................     843    2,119      2,344
Long-term debt, less current portion.............  23,593   35,868     43,596
Stockholder' equity:
  Preferred stock, $.01 par value; 100,000 shares
   authorized; no shares issued and outstanding..     --       --         --
  Common stock, $.001 par value; 10,000,000
   shares authorized; 6,334,214 shares issued and
   outstanding at December 31, 1995 and 1996 and
   6,390,060 shares issued and outstanding at
   September 30, 1997............................       6        6          6
  Additional paid-in capital.....................  29,585   29,585     29,705
  Retained earnings..............................   2,686    7,219     16,481
                                                  ------- --------   --------
    Total stockholders' equity...................  32,277   36,810     46,192
                                                  ------- --------   --------
    Total liabilities and stockholders' equity... $75,397 $113,245   $123,663
                                                  ======= ========   ========

                            See accompanying notes.

                              SCP POOL CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31        SEPTEMBER 30
                              ----------------------------  ------------------
                                1994      1995      1996      1996      1997
                              --------  --------  --------  --------  --------
                                                               (UNAUDITED)
Net sales.................... $101,977  $161,095  $235,844  $189,356  $286,847
Cost of sales................   77,488   123,974   183,814   146,510   223,268
                              --------  --------  --------  --------  --------
Gross profit.................   24,489    37,121    52,030    42,846    63,579
Warehouse expense............    3,610     6,957     9,611     7,114    11,067
Selling and administrative
 expenses....................   13,518    19,907    31,139    20,394    33,416
Goodwill amortization........      683       735       793       576       648
                              --------  --------  --------  --------  --------
Operating income.............    6,678     9,522    10,487    14,762    18,448
Other income (expense):
  Interest expense...........   (4,171)   (5,113)   (3,176)   (2,052)   (3,605)
  Amortization expense.......     (498)     (610)     (698)     (398)     (534)
  Management fees paid to
   majority stockholder......     (250)     (208)      --        --
  Miscellaneous income.......      118       228       823       577       629
                              --------  --------  --------  --------  --------
                                (4,801)   (5,703)   (3,051)   (1,873)   (3,510)
                              --------  --------  --------  --------  --------
Income before income taxes
 and extraordinary loss......    1,877     3,819     7,436    12,889    14,938
Provision for income taxes...      770     1,490     2,903     5,029     5,676
                              --------  --------  --------  --------  --------
Income before extraordinary
 loss........................    1,107     2,329     4,533     7,860     9,262
Extraordinary loss, net of
 applicable income taxes of
 $499........................      --        750       --        --        --
                              --------  --------  --------  --------  --------
Net income................... $  1,107  $  1,579  $  4,533  $  7,860  $  9,262
                              ========  ========  ========  ========  ========
Income per share of common
 stock:
  Primary:
    Income before
     extraordinary loss...... $    .53  $    .78  $    .72  $   1.24  $   1.46
    Extraordinary loss.......      --        .25       --        --        --
                              --------  --------  --------  --------  --------
    Net income............... $    .53  $    .53  $    .72  $   1.24  $   1.46
                              ========  ========  ========  ========  ========
  Fully diluted:
    Income before
     extraordinary loss...... $    .50  $    .75  $    .70  $   1.22  $   1.43
    Extraordinary loss.......      --        .24       --        --        --
                              --------  --------  --------  --------  --------
    Net income............... $    .50  $    .51  $    .70  $   1.22  $   1.43
                              ========  ========  ========  ========  ========
Weighted average shares
 outstanding:
  Primary....................    2,102     2,972     6,334     6,334     6,358
                              ========  ========  ========  ========  ========
  Fully diluted..............    2,229     3,099     6,462     6,462     6,475
                              ========  ========  ========  ========  ========

                            See accompanying notes.

                              SCP POOL CORPORATION

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 CLASS A           CLASS B      ADDITIONAL
                            COMMON STOCK      COMMON STOCK      COMMON STOCK     PAID-IN   RETAINED
                            SHARES   AMOUNT   SHARES    AMOUNT  SHARES   AMOUNT  CAPITAL   EARNINGS  TOTAL
                          ---------- ------ ----------  ------ --------  ------ ---------- -------- -------
Balance at January 1,
 1994...................         --  $ --    1,275,361   $  1    71,597  $ --    $ 1,929   $   --   $ 1,930
 Net income.............         --    --          --     --        --     --        --      1,107    1,107
                          ---------- -----  ----------   ----  --------  -----   -------   -------  -------
Balance at December 31,
 1994...................         --    --    1,275,361      1    71,597    --      1,929     1,107    3,037
 Common stock issued....         --    --       36,730    --        --     --        300       --       300
 Recapitalization.......   3,104,109     3  (1,312,091)    (1)  (71,597)   --      7,198       --     7,200
 Initial public
  offering..............   3,080,105     3         --     --        --     --     19,181       --    19,184
 Exercise of
  overallotment option..     150,000   --          --     --        --     --        977       --       977
 Net income.............         --    --          --     --        --     --        --      1,579    1,579
                          ---------- -----  ----------   ----  --------  -----   -------   -------  -------
Balance at December 31,
 1995...................   6,334,214     6         --     --        --     --     29,585     2,686   32,277
 Net income.............         --    --          --     --        --     --        --      4,533    4,533
                          ---------- -----  ----------   ----  --------  -----   -------   -------  -------
Balance at December 31,
 1996...................   6,334,214     6         --     --        --     --     29,585     7,219   36,810
 Common stock issued
  (unaudited)...........      55,846   --          --     --        --     --        120       --       120
 Net income (unaudited).         --    --          --     --        --     --        --      9,262    9,262
                          ---------- -----  ----------   ----  --------  -----   -------   -------  -------
Balance at September 30,
 1997 (unaudited).......   6,390,060 $   6         --    $ --       --   $ --    $29,705   $16,481  $46,192
                          ========== =====  ==========   ====  ========  =====   =======   =======  =======



                            See accompanying notes.

                              SCP POOL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                            NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31        SEPTEMBER 30
                              ----------------------------  ------------------
                                1994      1995      1996      1996      1997
                              --------  --------  --------  --------  --------
                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income..................  $  1,107  $  1,579  $  4,533  $  7,860  $  9,262
Adjustments to reconcile net
 income to net cash provided
 by (used in) operating
 activities:
 Write-off of loan
  financing fees............       --      1,249       --        --        --
 Depreciation and
  amortization..............     1,566     2,069     2,503     1,801     1,868
 Provision for doubtful
  accounts receivable, net
  of write-offs.............       369       506       388       650       766
 Provision for inventory
  obsolescence, net of
  write-offs................       482       678       (86)      431       793
 Provision for deferred
  income taxes..............       344       935     1,029        31      (486)
 Loss (gain) on sale of
  property and equipment....        (5)       13       155       (76)      (25)
 Changes in operating
  assets and liabilities,
  net of effects of
  acquisitions and
  disposals:
   Accounts receivable......    (2,198)   (3,686)  (12,571)   (6,062)  (12,363)
   Inventory................    (5,590)   (3,667)    4,877    (1,470)   (2,250)
   Prepaid expenses and
    other assets............      (337)     (790)       31      (312)     (202)
   Accounts payable.........     3,048     1,981     2,638    (4,365)   (1,792)
   Accrued and other current
    liabilities.............     1,646       (88)    4,129     6,146     2,713
                              --------  --------  --------  --------  --------
     Net cash provided by
      (used in) operating
      activities............       432       779     7,626     4,634    (1,716)
INVESTING ACTIVITIES
Acquisition of businesses...    (2,130)  (11,108)   (1,664)      --        --
Purchase of property and
 equipment..................      (372)     (866)     (788)     (554)     (732)
Proceeds from sale of
 property and equipment.....        19       127        73       156        72
                              --------  --------  --------  --------  --------
Net cash used in investing
 activities.................    (2,483)  (11,847)   (2,379)     (398)     (660)
FINANCING ACTIVITIES
Net borrowings (repayments)
 of revolving loan..........     3,450     6,615    (1,000)  (13,000)   13,500
Proceeds from long-term
 debt.......................       --      7,200       --     15,577       --
Payments on long-term debt..    (1,500)  (21,799)   (1,669)   (2,757)  (13,909)
Issuance of common stock....       --     20,461       --        --         92
Payment of debt prepayment
 premium....................       --       (210)      --        --        --
                              --------  --------  --------  --------  --------
Net cash provided by (used
 in) financing activities...     1,950    12,267    (2,669)     (180)     (317)
                              --------  --------  --------  --------  --------
Change in cash and cash
 equivalents................      (101)    1,199     2,578     4,056    (2,693)
Cash and cash equivalents at
 beginning of period........       945       844     2,043     2,043     4,621
                              --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period..............  $    844  $  2,043  $  4,621  $  6,099  $  1,928
                              ========  ========  ========  ========  ========
SUPPLEMENTAL CASH FLOW
 INFORMATION
Cash paid (received) during
 the period for:
 Interest...................  $  3,285  $  5,883  $  3,279  $  1,139  $  3,450
                              ========  ========  ========  ========  ========
 Income taxes, net of
  refunds...................  $  1,121  $    (33) $   (561) $     10  $  4,027
                              ========  ========  ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES
Long-term debt issued to
 acquire businesses.........  $    --    $ 2,650  $ 31,846  $ 32,691  $    --
                              ========  ========  ========  ========  ========
Long-term debt reduced
 through sale of Alliance...  $    --   $    --   $  4,376  $    --   $    --
                              ========  ========  ========  ========  ========

                            See accompanying notes.

                             SCP POOL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Unaudited Interim Financial Statements

  The consolidated balance sheet as of September 30, 1997 and the related consolidated statements of income and retained earnings and cash flows for the nine months ended September 30, 1996 and 1997 and related notes (interim financial information) have been prepared by SCP Pool Corporation and are unaudited. In the opinion of management, the interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the interim financial information. The interim financial information should be read in conjunction with SCP Pool Corporation's audited consolidated financial statements appearing herein. The Company's business is highly seasonal. In general, sales and net income are highest during the second and third quarter, which represent the peak months of swimming pool use and installation. The results for the nine months ended September 30, 1997 may not be indicative of operating results for the year ending December 31, 1997.

 Description of Business

  SCP Pool Corporation and its wholly owned subsidiaries (collectively referred to as the Company) maintain 69 service centers in 22 states located throughout the United States, except in the Northeast, from which they sell swimming pool equipment and supplies to pool builders, retail stores, and service firms.

  On September 26, 1996, the Company acquired certain assets, primarily inventory and property and equipment, of The B-L Network, Inc. (BLN), a wholesaler of swimming pool supplies with 39 service centers in 12 states. $31.8 million of the aggregate purchase price was financed by BLN, with the remaining $2.4 million representing liabilities assumed (see Note 6) and other costs incurred by the Company. This acquisition has been accounted for using the purchase method of accounting and the results of operations have been included in the accompanying consolidated financial statements since the date of acquisition. The cost of the acquisition has been allocated as follows, on the basis of the fair value of the assets acquired (in thousands):

      Inventory......................................................... $25,674
      Other current assets..............................................     389
      Property and equipment............................................   2,705
      Other assets......................................................   1,136
      Goodwill..........................................................   4,309
                                                                         -------
                                                                         $34,213
                                                                         =======

  Unaudited pro forma results of operations of the Company for the years ended December 31, 1995 and 1996, giving effect to the BLN acquisition as if it had occurred as of January 1, 1995, are as follows (in thousands, except per share data):

                                                                1995     1996
                                                              -------- --------
      Net sales.............................................. $301,983 $364,702
      Gross profit........................................... $ 64,512 $ 74,388
      Operating income....................................... $  9,619 $ 10,095
      Income before extraordinary loss....................... $  1,198 $  3,098
      Net income............................................. $    448 $  3,098
      Net income per share:
        Primary.............................................. $    .15 $    .49
        Fully diluted........................................ $    .15 $    .48

                             SCP POOL CORPORATION

  The unaudited pro forma consolidated results of operations for the years ended December 31, 1995 and 1996 include pro forma adjustments for the incremental increase or decrease in amortization of goodwill and other intangible assets, interest expense, and income taxes associated with the acquisition. It does not reflect the anticipated savings in purchasing costs at BLN during the periods presented, nor does it reflect cost savings from the closure of certain BLN service centers.

  In October 1996, the Company sold certain assets, including inventory and fixed assets, of Alliance Packaging, Inc., a wholly owned subsidiary which operates a manufacturing and repackaging facility in Dallas, Texas, to Bio-Lab, Inc. (Bio-Lab), the parent company of BLN, for approximately $5.4 million which approximated the book value of the assets sold.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

 Seasonality and Weather

  The Company's business is highly seasonal. Sales are substantially lower during the first and fourth quarters of the year, when the Company may incur net losses. The principal external factor affecting the Company's business is weather. Unseasonably early or late warming trends can increase or decrease the length of the pool season and unseasonably cool weather or extraordinary rainfall during the peak season can decrease swimming pool use, installation and maintenance, each of which can adversely affect the Company's sales and operating profit.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Credit Risk

  The Company performs periodic credit evaluations of its customers and generally does not require collateral. Receivables are generally due within 30 days, except for winter sales under early-buy programs for which extended terms are given. Credit losses have been within management's expectations.

 Inventories

  Inventories consist primarily of goods purchased for resale and are carried at the lower of cost, using the average cost method, or market. At December 31, 1995 and 1996, the reserve for inventory obsolescence was approximately $1,800,000 and $1,714,000, respectively. The reserve for inventory obsolescence at each service center is based upon a number of factors, including the experience of the manager at the service center, the previous operating performance of the service center, geographical location, product offerings, and other factors. The Company believes that the reserve for inventory obsolescence may periodically require adjustment as the factors identified above change.

                             SCP POOL CORPORATION

 Property and Equipment

  Property and equipment is stated at cost. The Company provides for depreciation principally by the straight-line method over estimated useful lives of three years for autos and trucks, five to ten years for leasehold improvements, and ten years for furniture and fixtures and machinery and equipment. Depreciation expense was approximately $385,000, $724,000 and $1,012,000 in 1994, 1995 and 1996, respectively.

 Goodwill

  Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized over 40 years. At December 31, 1995 and 1996, accumulated amortization was approximately $1,418,000 and $2,211,000, respectively. The recoverability of goodwill is assessed periodically and takes into account whether the goodwill should be completely or partially written off or the amortization period accelerated. In evaluating the value and future benefits of goodwill, the recoverability from operating income is measured. Under this approach, the carrying value of goodwill would be reduced if it is probable that management's best estimate of future operating income before goodwill amortization will be less than the carrying amount of goodwill over the remaining amortization period. In addition, the Company assesses long-lived assets for impairment under FASB Statement No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121). Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amounts of those assets may not be recoverable.

 Other Assets

  Loan financing fees are being amortized over the term of the related debt. The noncompete agreement and organization costs are being amortized over five years.

 Income Taxes

  Deferred income taxes are determined by the liability method in accordance with Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Impairment of Long-Lived Assets

  In January 1996, the Company adopted FAS 121 which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption had no effect on the Company's financial statements.

 Stock Compensation Arrangements

  The Company accounts for its stock compensation arrangements under the provisions of APB 25, Accounting for Stock Issued to Employees.

                              SCP POOL CORPORATION

2. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

  Additional information regarding certain balance sheet accounts is presented below (in thousands):

                                                     DECEMBER 31
                                                   --------------- SEPTEMBER 30
                                                    1995    1996       1997
                                                   ------- ------- ------------
                                                                   (UNAUDITED)
      Receivables:
        Trade accounts, less allowance of $1,006
         in 1995 and $1,394 in 1996............... $ 7,430 $21,578   $32,031
        Recoverable income taxes..................     552     --        --
        Vendor rebates............................   1,387   1,451     3,183
        Insurance claims..........................   1,793     --        --
        Other.....................................     928   2,264     1,675
                                                   ------- -------   -------
                                                   $12,090 $25,293   $36,889
                                                   ======= =======   =======
      Property and equipment:
        Land...................................... $   --  $   475   $   429
        Building..................................     --      622     1,001
        Autos and trucks..........................     490     264       180
        Machinery and equipment...................   2,176   1,411     1,504
        Furniture and fixtures....................   1,375   2,648     3,119
        Leasehold improvements....................     463     565       507
                                                   ------- -------   -------
                                                     4,504   5,985     6,740
        Less accumulated depreciation.............   1,034   1,572     1,994
                                                   ------- -------   -------
                                                   $ 3,470 $ 4,413   $ 4,746
                                                   ======= =======   =======
      Other assets:
        Loan financing fees....................... $ 1,725 $ 2,274   $ 2,365
        Noncompete agreement......................     500     500       500
        Organization costs........................     660   1,168     1,272
        Other.....................................     310     347       232
                                                   ------- -------   -------
                                                     3,195   4,289     4,369
        Less accumulated amortization.............     864   1,516     2,030
                                                   ------- -------   -------
                                                   $ 2,331 $ 2,773   $ 2,339
                                                   ======= =======   =======
      Accrued and other current liabilities:
        Salaries, bonuses, and commissions........ $ 2,099 $ 3,586   $ 3,596
        Income taxes payable......................     116   1,883     4,018
        Other.....................................     860   2,438     3,315
                                                   ------- -------   -------
                                                   $ 3,075 $ 7,907   $10,929
                                                   ======= =======   =======

                             SCP POOL CORPORATION

3. DEBT

  The components of the Company's debt were as follows (in thousands):

                                                      DECEMBER 31
                                                    --------------- SEPTEMBER 30
                                                     1995    1996       1997
                                                    ------- ------- ------------
                                                                    (UNAUDITED)
   Senior Revolving Note, variable rate (effective
    interest rate of 9.25% at December 31, 1996),
    due in 2002...................................  $13,000 $12,000   $25,500
   Senior Term Note, variable rate (effective
    interest rate of 9.25% at December 31, 1996),
    payable in quarterly installments of variable
    amounts through 2002..........................   10,701  24,000    22,500
   Promissory Notes to BLN, interest rate of 6%,
    payable in monthly installments of variable
    amounts through 1998..........................      --   13,384     1,859
   8% Subordinated Notes, payable in annual
    installments of $884,000 through 1998.........    2,650   1,768       884
   10% Convertible Notes, due in 2002.............      125     125        96
                                                    ------- -------   -------
                                                     26,476  51,277    50,839
   Less current portion...........................    2,883  15,409     7,243
                                                    ------- -------   -------
                                                    $23,593 $35,868   $43,596
                                                    ======= =======   =======

  Maturities of long-term debt for the five succeeding years are $15,409,000 in 1997, $6,743,000 in 1998, $5,000,000 in 1999, $5,000,000 in 2000, and
$5,000,000 in 2001.

  The credit agreements include, among other things, covenants which require the Company to maintain minimum levels of interest coverage and fixed charge coverage and also restrict the Company's ability to pay dividends and make capital expenditures. At December 31, 1996, the Company was in compliance with all such covenants. Substantially all of the assets of the Company (other than inventory acquired from BLN, which secures the Company's obligations to BLN) are pledged as collateral for the Senior Revolving Note and the Senior Term Note. Available credit under the Senior Revolving Note is $43 million, subject to an accounts receivable and inventory borrowing base limit. At December 31, 1996, the unused available credit under the Senior Revolving Note was approximately $10 million. The Company pays a quarterly commitment fee of .5% per annum of the unused portion of available credit under the Senior Revolving Note. In September 1996, the Company converted approximately $15.6 million due under its Revolving Note to the Term Note.

  The Convertible Notes may be converted at any time through December 31, 2002 into shares of the Company's common stock at a conversion price of $.98 per share. At December 31, 1996, the conversion of these notes would result in the issuance of 127,551 shares of the Company's common stock. Such shares have been reserved by the Company.

  The carrying amount of long-term debt approximates fair value. The fair value of long-term debt was estimated using a discounted cash flow analysis based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  The net proceeds of the Company's initial public offering were used primarily to reduce indebtedness and resulted in an extraordinary charge, net of tax in 1995 of approximately $750,000 ($.25 per share) for the write-off of loan financing fees and a prepayment premium associated with extinguishing such indebtedness.

                             SCP POOL CORPORATION

4. INCOME TAXES

  Significant components of the Company's deferred tax liabilities and assets were as follows (in thousands):

                                                                   DECEMBER 31
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
      Deferred tax liabilities:
        Goodwill................................................. $  893 $2,094
        Trade discounts on purchases.............................    264     45
        Prepaid expenses.........................................    119    119
        Other....................................................    187    383
                                                                  ------ ------
      Total deferred tax liabilities.............................  1,463  2,641
      Deferred tax assets:
        Inventory................................................    322    134
        Allowance for doubtful accounts..........................    392    544
        Other....................................................     51    236
                                                                  ------ ------
      Total deferred tax assets..................................    765    914
                                                                  ------ ------
      Net deferred tax liabilities............................... $  698 $1,727
                                                                  ====== ======

  Significant components of the provision for income taxes, before the income tax effect of the extraordinary loss, were as follows (in thousands):

                                                                 DECEMBER 31
                                                              ------------------
                                                              1994  1995   1996
                                                              ---- ------ ------
      Current:
        Federal.............................................. $362 $  484 $1,634
        State................................................   64     70    240
                                                              ---- ------ ------
                                                               426    554  1,874
      Deferred:
        Federal..............................................  292    816    898
        State................................................   52    120    131
                                                              ---- ------ ------
                                                               344    936  1,029
                                                              ---- ------ ------
      Total.................................................. $770 $1,490 $2,903
                                                              ==== ====== ======

  The reconciliation of income tax computed at the federal statutory rates to income tax expense, before the income tax effect of the extraordinary loss, was (in thousands):

                                                                DECEMBER 31
                                                             ------------------
                                                             1994  1995   1996
                                                             ---- ------ ------
      Tax at statutory rates................................ $638 $1,298 $2,528
      Other, primarily state income taxes...................  132    192    375
                                                             ---- ------ ------
        Total............................................... $770 $1,490 $2,903
                                                             ==== ====== ======

5. ISSUANCE OF COMMON STOCK AND EARNINGS PER SHARE

  The Company issued 3,080,105 shares of its common stock in an initial public offering in October 1995. In connection with the public offering, the Company granted an overallotment option to the underwriters. In November 1995, the underwriters exercised a portion of this option, and an additional 150,000 shares of the Company's common stock were issued.

                             SCP POOL CORPORATION

  A recapitalization occurred in connection with the public offering which included (i) the conversion of all outstanding shares of the Company's Class B common stock to Class A common stock, (ii) the exchange of $7,200,000 of Junior Subordinated Notes for Class A common stock, (iii) reclassification of the Company's Class A common stock to common stock, and (iv) a stock split in the ratio of approximately 2.04-to-1.

  Historical primary earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year, adjusted for the stock split. Historical fully diluted earnings per share is calculated by dividing net income, as adjusted for the assumed reduction in interest expense, net of tax, related to the Company's convertible notes by the weighted average number of common shares outstanding during the year, adjusted for the stock split and the shares contingently issuable upon the exercise of the convertible notes payable.

  The computation of net income, weighted average shares outstanding and supplementary net income per share assuming the conversion of the Junior Subordinated Notes at the initial public offering price for the years ended December 31, 1995 and 1994 are calculated as follows as if the offering had taken place on January 1, 1994 (in thousands, except per share data):

                                                                   YEAR ENDED
                                                                   DECEMBER 31
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   NET INCOME
   Primary:
     Historical net income before extraordinary loss............  $1,107 $2,329
     Adjustment for interest expense, net of tax in Junior
      Subordinated Notes........................................     420    350
                                                                  ------ ------
     Adjusted net income before extraordinary loss..............   1,527  2,679
     Extraordinary loss.........................................     --    (750)
                                                                  ------ ------
     Adjusted net income........................................  $1,527 $1,929
                                                                  ====== ======
   Fully diluted:
     Adjusted net income before extraordinary loss..............  $1,527 $2,679
     Adjustment for interest expense, net of tax, on Convertible
      Notes.....................................................       8      8
                                                                  ------ ------
     Adjusted net income before extraordinary loss..............   1,535  2,687
     Extraordinary loss.........................................     --    (750)
                                                                  ------ ------
     Adjusted net income........................................  $1,535 $1,937
                                                                  ====== ======
   WEIGHTED AVERAGE SHARES OUTSTANDING
   Primary:
     Historical weighted average shares of common stock,
      adjusted for split........................................   2,102  2,972
     Adjustment for shares added as a result of conversion of
      Junior Subordinated Notes.................................   1,029    806
                                                                  ------ ------
                                                                   3,131  3,778
   Fully diluted:
     Adjustment for shares related to Convertible Notes.........     128    128
                                                                  ------ ------
                                                                   3,259  3,906
                                                                  ====== ======

                             SCP POOL CORPORATION

                                                                    YEAR ENDED
                                                                   DECEMBER 31
                                                                   ------------
                                                                    1994  1995
                                                                   ------ -----
   SUPPLEMENTARY NET INCOME PER SHARE
   Primary:
     Before extraordinary loss.................................... $  .49 $ .71
     Extraordinary loss...........................................    --   (.20)
                                                                   ------ -----
     Adjusted net income.......................................... $  .49 $ .51
                                                                   ====== =====
   Fully diluted:
     Before extraordinary loss.................................... $  .47 $ .69
     Extraordinary loss...........................................    --   (.19)
                                                                   ------ -----
     Adjusted net income.......................................... $  .47 $ .50
                                                                   ====== =====

  The computation of net income, weighted average shares outstanding and supplementary net income per share for the year ended December 31, 1995, assuming the Company's public offering and conversion of Junior Subordinated Notes had taken place on January 1, 1995, are as follows (in thousands, except per share data):

      NET INCOME
      Primary:
        Historical net income before extraordinary loss................  $2,329
        Adjustments:
          Interest expense from the recapitalization and the
           application of net proceeds of the Offering.................   2,149
          Management fee to majority stockholder.......................     208
          Amortization of financing fees of indebtedness repaid........     142
          Income tax effect............................................    (975)
                                                                         ------
        Adjusted net income............................................   3,853
      Fully diluted:
        Adjustment for interest expense, net of tax, on Convertible
         Notes.........................................................       8
                                                                         ------
        Adjusted net income............................................  $3,861
                                                                         ======
      WEIGHTED AVERAGE SHARES OUTSTANDING
      Primary:
        Historical weighted average shares of common stock adjusted for
         split.........................................................   2,972
        Adjustment for shares added as a result of:
          Conversion of Junior Subordinated Notes......................     806
          Initial public offering......................................   2,410
          Exercise of overallotment option.............................     146
                                                                         ------
                                                                          6,334
      Fully diluted:
        Adjustment for shares related to Convertible Notes.............     128
                                                                         ------
                                                                          6,462
                                                                         ======
      SUPPLEMENTARY NET INCOME PER SHARE
      Primary..........................................................  $  .61
                                                                         ======
      Fully diluted....................................................  $  .60
                                                                         ======

                             SCP POOL CORPORATION

6. COMMITMENTS AND CONTINGENCIES

  The Company leases facilities for its service centers and corporate office and vehicles under noncancelable operating leases that expire in various years through 2009 but which have options to extend for various terms. Rental expense under such operating leases was approximately $1,641,000 in 1994, $3,174,000 and in 1995 $4,815,000 in 1996. The future minimum lease payments as of December 31, 1996 related to noncancelable operating leases with initial terms of one year or more are set forth below (in thousands):

      1997.............................................................. $ 5,479
      1998..............................................................   4,231
      1999..............................................................   3,413
      2000..............................................................   2,415
      2001..............................................................   1,371
      Thereafter........................................................   2,705
                                                                         -------
                                                                         $19,614
                                                                         =======

  In connection with the acquisition of BLN, the Company recorded liabilities at the date of acquisition of approximately $1,200,000 for lease buyouts, occupancy costs and employee termination costs related to the planned closing of 16 BLN facilities. As of December 31, 1996, the Company has closed all of the above-mentioned BLN facilities and has a remaining accrual of approximately $700,000 to settle the remaining leases and pay any remaining severance costs. While management believes this amount is adequate to finalize the closure of these BLN facilities, the actual settlements may result in additional adjustments to this accrual. Management expects all settlements to be completed in 1997.

  Contemporaneously with the Company's acquisition of BLN and its sale of Alliance, the Company entered into vendor supply agreements with Bio-Lab. Under the terms of one of these agreements, the Company is required to purchase a certain percentage of its annual requirements for the products it previously purchased through Alliance at prices defined in that supply agreement. The supply agreements have an initial term which expires September 26, 2001, with an indefinite number of three-year renewal periods until terminated by either party.

  In the normal course of business, the Company becomes involved as a defendant or plaintiff in various lawsuits. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition, management is of the opinion that it maintains insurance at levels generally consistent with industry standards to insure itself against the normal risks of operations.

7. RELATED PARTY TRANSACTIONS

  The Company leases an office building from a limited liability company, the members of which include certain officers and stockholders of the Company and a trust, the beneficiaries of which are children of an officer and stockholder of the Company. The lease is a noncancelable operating lease which expires in 2009. Rent expense for this lease was approximately $44,000 in 1994, and $78,000 in 1995, $83,000 in 1996.

  The Company also leases its Baton Rouge service center facility from a trust, the beneficiaries of which are children of an officer and stockholder of the Company. This lease is a noncancelable operating lease which expires in 2000. Rent expense for this lease was approximately $61,000 in 1994, $62,000 in 1995 and $63,000 in 1996.

  In connection with a 1995 acquisition, the Company entered into eight leases with the acquired company's previous stockholder for warehouse facilities in California. The lease agreements have initial terms of five years,

                             SCP POOL CORPORATION
commencing on February 28, 1995, and monthly rental rates ranging from approximately $4,000 to $9,000. The aggregate monthly rental for all eight leases is approximately $46,000. At the end of the lease term, the Company has the option to renew each lease for an additional five years at the then fair market rental rate. Rental expense under these leases was approximately $438,000 in 1995 and $775,000 in 1996. In addition, in 1995 the Company paid $884,000 of the acquired company's past due payables to an affiliate of the previous stockholder.

8. EMPLOYEE BENEFIT PLANS

The Companys employee's participate in a Company-sponsored savings and retirement plan which provides for discretionary Company contributions under a profit-sharing provision. Employees who are eligible to participate in the savings plan are able to contribute a percentage of their base compensation not to exceed 10%, subject to a dollar limit. The Company contributes an amount equal to 25% of employee contributions up to 6% of their base compensation. Employee contributions are invested in certain equity and fixed income securities based on employee elections. Matching contributions and profit-sharing contributions made by the Company were, $53,000 and $275,000 in 1994, $77,000 and $485,000 in 1995 and $113,000 and $650,000 in 1996.

9. STOCK OPTION PLANS

  In February 1995, the Company's board of directors adopted the 1995 Stock Option Plan under which the board of directors is authorized to grant, at its discretion, to employees, agents, consultants or independent contractors of the Company, options to purchase shares of common stock. The number of shares granted under this plan is limited to an aggregate amount of 600,000. Granted options have an exercise price of not less than the fair market value of the stock on the date of grant. Options generally are exercisable two years after the date of grant and expire ten years after the date of grant.

  In April 1996, the Company's board of directors adopted the SCP Pool Corporation Non-Employee Directors Equity Incentive Plan, under which the Company grants to each non-employee director options to purchase shares of the Company's common stock. The number of shares granted under this plan is limited to an aggregate amount of 300,000. The options will have an excerise price of not less than the fair market value of the stock on the date of grant, and generally are exercisable one year after the date of grant and expire ten years after the date of grant.

  FASB Statement No. 123, Accounting for Stock-Based Compensation, requires the Company to disclose pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.68% and 5.9%; a dividend yield of 0% for both years; volatility factors of the expected market price of the Company's common stock of .32 for both years; and a weighted-average expected life of the option of 2.5 and 3.4 years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                             SCP POOL CORPORATION

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Had the Company's stock based compensation plan been determined based on the fair value at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                   1995   1996
                                                                  ------ ------
      Pro forma net income....................................... $1,568 $4,392
      Pro forma earnings per share:
        Primary.................................................. $  .53 $  .69
        Fully diluted............................................ $  .51 $  .68

  A summary of the Company's stock option activity and related information for the plans described above are as follows:

                                                                        WEIGHTED
                                                                COMMON  AVERAGE
                                                                 STOCK  EXERCISE
                                                                SHARES   PRICE
                                                                ------- --------
      Outstanding at December 31, 1994.........................     --   $ --
        Granted................................................  46,926   3.43
                                                                -------  -----
      Outstanding at December 31, 1995.........................  46,926   3.43
        Granted................................................ 121,875   8.13
                                                                -------  -----
      Outstanding at December 31, 1996......................... 168,801  $6.82
                                                                =======  =====

  In 1995 and 1996, the weighted average fair value of options granted were $.92 and $2.41, respectively.

  In February 1995, the Company granted options for 46,926 shares with an exercise price of $3.43. At December 31, 1996, none of these options were exercisable and their remaining contractual life was 8.2 years. In 1996, the Company granted options for 121,875 shares, with exercise prices ranging from $7.50 to $11.33, which had a weighted average remaining contractual life of
9.1 years at December 31, 1996. At December 31, 1996, 45,000 of the 1996 granted options were exercisable at an exercise price of $7.50.

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following is a tabulation of the Company's unaudited quarterly results of operations for the year ended December 31, 1996 (in thousands, except per share data):

                                                 QUARTER ENDED
                            ----------------------------------------------------------
                             3/96    6/96    9/96    12/96    3/97      6/97    9/97
                            ------- ------- ------- -------  -------  -------- -------
   Net sales............... $41,145 $85,867 $62,344 $46,488  $63,565  $124,970 $98,492
   Gross profit............   9,273  20,042  13,531   9,184   13,960    28,159  21,460
   Net income (loss).......      78   5,615   2,168  (3,328)    (603)    6,394   3,471
   Net income (loss) per
    share:
     Primary............... $   .01 $   .89 $   .34 $  (.53) $  (.10) $   1.01 $   .54
     Fully diluted.........     .01     .87     .34    (.51)    (.09)      .99     .53

11. STOCK SPLIT

  On September 4, 1997, the board of directors declared a three-for-two stock split of the Company's common stock, which was paid in the form of a stock distribution on September 29, 1997 to the stockholders of record at the close of business on September 15, 1997. Accordingly, all shares, per-share data and related capital amounts for all periods presented reflect the effects of this split.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
The B-L Network, Inc.

  We have audited the accompanying balance sheets of The B-L Network, Inc. (the "Company") as of December 31, 1995 and September 25, 1996 and the related statements of income and retained earnings (deficit) and cash flows for each of the two years in the period ended December 31, 1995 and for the period ended September 25, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The B-L Network, Inc. at December 31, 1995 and September 25, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1995 and for the period ended September 25, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Atlanta, Georgia
December 20, 1996, except for
 Note 8, as to which the date is October 21, 1997

                             THE B-L NETWORK, INC.

                                 BALANCE SHEETS

                                                     DECEMBER 31, SEPTEMBER 25,
                                                         1995         1996
                                                     ------------ -------------
                                                           (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.........................   $ 1,454       $   --
  Receivables, net..................................    12,534        17,074
  Inventory, net....................................    26,546        27,267
  Prepaid expenses..................................       495           471
                                                       -------       -------
    Total current assets............................    41,029        44,812
Property and equipment, net.........................     3,192         2,960
Other assets, net...................................     1,087         1,011
                                                       -------       -------
    Total assets....................................   $45,308       $48,783
                                                       =======       =======
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Trade accounts payable............................   $ 7,282       $ 4,375
  Accrued and other current liabilities.............     1,488         3,019
                                                       -------       -------
    Total current liabilities.......................     8,770         7,394
Due to Parent.......................................     9,418        15,834
Stockholder's equity:
  Common stock, $1 par value, 1,000 shares
   authorized, issued and outstanding...............         1             1
  Additional paid in capital........................    26,505        26,505
  Retained earnings (deficit).......................       614          (951)
                                                       -------       -------
    Total stockholder's equity......................    27,120        25,555
                                                       -------       -------
    Total liabilities and stockholder's equity......   $45,308       $48,783
                                                       =======       =======



                            See accompanying notes.

                             THE B-L NETWORK, INC.

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

                                                  YEAR ENDED
                                                 DECEMBER 31,      PERIOD ENDED
                                               ------------------  SEPTEMBER 25,
                                                 1994      1995        1996
                                               --------  --------  -------------
                                                       (IN THOUSANDS)
Net sales....................................  $134,739  $140,888    $128,858
Cost of sales................................   109,788   113,497     106,500
                                               --------  --------    --------
Gross profit.................................    24,951    27,391      22,358
Warehouse, selling and administrative
 expenses....................................    24,780    27,195      22,673
                                               --------  --------    --------
Operating income (loss)......................       171       196        (315)
Other income (expense):
  Interest expense...........................      (121)     (662)     (1,024)
  Miscellaneous income (expense).............       (88)       46        (466)
                                               --------  --------    --------
                                                   (209)     (616)     (1,490)
                                               --------  --------    --------
Loss before income taxes.....................       (38)     (420)     (1,805)
Provision (benefit) for income taxes.........        82       (45)       (240)
                                               --------  --------    --------
Net loss.....................................      (120)     (375)     (1,565)
Retained earnings at beginning of period.....     1,109       989         614
                                               --------  --------    --------
Retained earnings (deficit) at end of period.  $    989  $    614    $   (951)
                                               ========  ========    ========


                            See accompanying notes.

                             THE B-L NETWORK, INC.

                            STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED
                                                DECEMBER 31,     PERIOD ENDED
                                               ----------------  SEPTEMBER 25,
                                                1994     1995        1996
                                               -------  -------  -------------
                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss...................................... $  (120) $  (375)    $(1,565)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization...............     631      684         627
  Provision for doubtful accounts receivable..       5      211         494
  Provision for inventory obsolescence........     177        2          26
  Loss (gain) on sale of property and
   equipment..................................     --        15          (4)
  Changes in operating assets and liabilities:
    Receivables...............................  (3,476)    (908)     (5,008)
    Inventory.................................  (3,671)     124        (747)
    Prepaid expenses and other assets.........    (224)     186         (17)
    Accounts payable..........................   1,571     (870)     (2,935)
    Accrued and other current liabilities.....     383     (350)      1,531
                                               -------  -------     -------
      Net cash used in operating activities...  (4,724)  (1,281)     (7,598)
INVESTING ACTIVITIES
Acquisition of businesses.....................  (1,286)     --          --
Purchase of property and equipment............    (646)    (794)       (282)
Proceeds from sale of property and equipment..     --        17           9
                                               -------  -------     -------
Net cash used in investing activities.........  (1,932)    (777)       (273)
FINANCING ACTIVITIES
Net borrowings from parent....................   7,447    1,776       6,417
                                               -------  -------     -------
Net cash provided by financing activities.....   7,447    1,776       6,417
                                               -------  -------     -------
Net increase (decrease) in cash...............     791     (282)     (1,454)
Cash at beginning of period...................     945    1,736       1,454
                                               -------  -------     -------
Cash at end of period......................... $ 1,736  $ 1,454     $   --
                                               =======  =======     =======


                            See accompanying notes.

                             THE B-L NETWORK, INC.

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 25, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  The B-L Network, Inc. (the Company), a wholly owned subsidiary of BioLab Inc. (BioLab or Parent), is a wholesale distributor of swimming pool equipment and supplies. The Company maintains 39 service centers in 12 states located throughout the Southeastern, Central and Western United States and sells primarily to pool builders, retail stores, and pool service companies within the same geographic regions.

  The Company's business is highly seasonal. In general, sales and net income are substantially higher during the second and third quarters, which represent the peak months of swimming pool use, installation and maintenance.

  Effective September 26, 1996, BioLab sold all of the Company's inventory, property and equipment and substantially all of the prepaid expenses and other assets to SCP Pool Corporation (the Purchaser). The Purchaser issued Biolab a promissory note for the sales price of approximately $32 million.

  Net sales and gross profit related to operations of service centers formerly owned by the Company for the five-day period September 26 through September 30, 1996 were approximately $1,207,000 and $227,000, respectively.

 Revenue Recognition

  Revenue is recognized at the time of shipment of products or the performance of services.

 Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable.

  Concentrations of credit risk with respect to trade accounts receivable are generally limited due to the large number of entities comprising the Company's customer base. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Receivables are generally due within 30 days, except for winter sales under early-buy programs for which extended terms are given.

  The large number of financial institutions at which cash balances are maintained limits the exposure to credit risk.

  The carrying amounts reported in the balance sheet for cash, accounts receivable and accounts payable approximate their fair value.

 Inventories

  Inventories consist primarily of goods purchased for resale and are carried at the lower of cost (using the first-in, first-out method) or market, net of obsolescence reserve. At December 31, 1995 and September 25, 1996, the reserve for inventory obsolescence was approximately $1,382,000 and $1,408,000, respectively.

                             THE B-L NETWORK, INC.

 Property and Equipment

  Property and equipment are stated at cost. The Company provides for depreciation principally by the straight-line method over estimated useful lives of 20 years for buildings and 3 to 10 years for furniture and fixtures and machinery and equipment. Leasehold improvements are depreciated over the term of the lease. Depreciation expense was approximately $454,000, $555,000, and $493,000 for the years ended December 31, 1994 and 1995, and for the period ended September 25, 1996, respectively.

 Other Assets

  Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized over 40 years. The recoverability of goodwill is assessed annually and takes into account whether the goodwill should be completely or partially written off or the amortization period accelerated. In evaluating the value and future benefits of goodwill, the recoverability from operating income is measured. Under this approach, the carrying value of goodwill would be reduced if it is probable that management's best estimate of future operating income before goodwill amortization will be less than the carrying amount of goodwill over the remaining amortization period.

  Other assets also include noncompete agreements being amortized over the contractual terms of five years.

 Income Taxes

  The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

 Advertising Costs

  Advertising costs are generally charged to expense as the costs are incurred. Advertising expense was approximately $545,000, $868,000 and $342,000 for the years ended December 31, 1994 and 1995 and for the period ended September 25, 1996, respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Impact of Recently Issued Accounting Standard

  In 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption of the Statement had no impact on the Company's financial position or results of operations.

                             THE B-L NETWORK, INC.

2. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS

  Additional information regarding certain balance sheet accounts is presented below (in thousands):

                                                      DECEMBER 31, SEPTEMBER 25,
                                                          1995         1996
                                                      ------------ -------------
      Receivables:
        Trade accounts...............................   $12,575       $18,366
        Other........................................       757           --
                                                        -------       -------
                                                         13,332        18,366
        Less allowance for doubtful accounts.........      (798)       (1,292)
                                                        -------       -------
                                                        $12,534       $17,074
                                                        =======       =======
      Property and equipment:
        Land and buildings...........................   $ 1,337       $ 1,337
        Machinery and equipment......................     3,765         3,713
        Leasehold improvements.......................       203           203
        Construction in progress.....................       312           594
                                                        -------       -------
                                                          5,617         5,847
        Less accumulated depreciation................    (2,425)       (2,887)
                                                        -------       -------
                                                        $ 3,192       $ 2,960
                                                        =======       =======
      Other assets:
        Goodwill.....................................   $   742       $   742
        Non-compete agreements.......................       700           700
        Other........................................        85           126
                                                        -------       -------
                                                          1,527         1,568
        Less accumulated amortization................      (440)         (557)
                                                        -------       -------
                                                        $ 1,087       $ 1,011
                                                        =======       =======
      Accrued and other current liabilities:
        Salaries and bonuses.........................   $   464       $   624
        Accrued rebates..............................       458           362
        Unremitted sales tax.........................       148           220
        Deferred revenue.............................       367           488
        Freight......................................        51           323
        Accrued litigation...........................       --            598
        Other........................................       --            404
                                                        -------       -------
                                                        $ 1,488       $ 3,019
                                                        =======       =======

3. ACQUISITIONS

  On August 1, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Pioneer Pool Products, Inc., a distributor of swimming pool equipment and supplies. The purchase price consisted of a cash payment of approximately $1,165,000, of which $100,000 was allocated to a covenant not to compete. In connection with this acquisition, the Company acquired assets with a fair value of approximately $1,580,000 and assumed liabilities of approximately $805,000. The Company recorded $290,000 of goodwill from this acquisition.

                             THE B-L NETWORK, INC.

  On November 4, 1994, the Company acquired substantially all of the assets and assumed certain liabilities of Aquaquip, Inc., a distributor of swimming pool equipment and supplies. The purchase price consisted of a cash payment of approximately $121,000. In connection with this acquisition, the Company acquired assets with a fair value of approximately $167,000 and assumed liabilities of approximately $46,000. No goodwill was recorded.

  The purchase method of accounting was used to record these acquisitions. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair market values at the purchase dates. Operations for the acquired companies have been included in the Company's results of operations from the respective purchase dates.

4. INCOME TAXES

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                      DECEMBER 31, SEPTEMBER 25,
                                                          1995         1996
                                                      ------------ -------------
      Deferred tax assets:
        Current:
          Inventory capitalization...................    $  194       $   199
          Inventory reserve..........................       525           535
          Allowance for doubtful accounts............       283           464
          Litigation reserve.........................       --            227
          Other......................................        81           --
                                                         ------       -------
            Total current deferred tax assets........     1,083         1,425
        Noncurrent:
          Intangible assets..........................        96           120
                                                         ------       -------
            Total deferred tax assets................     1,179         1,545
      Deferred tax liabilities:
        Noncurrent:
          Depreciation...............................      (148)         (117)
          Goodwill...................................      (117)         (113)
                                                         ------       -------
            Total deferred tax liabilities...........      (265)         (230)
                                                         ------       -------
      Net deferred tax assets........................       914         1,315
      Valuation allowance............................      (914)       (1,315)
                                                         ------       -------
      Net deferred tax assets........................    $  --        $   --
                                                         ======       =======

  The net change in the total valuation allowance for the year ended December 31, 1995 and for the period ended September 25, 1996 was an increase of approximately $50,000 and $401,000, respectively.

  Significant components of the income tax provision (benefit) are as follows (in thousands):

                                                     YEAR ENDED
                                                    DECEMBER 31,   PERIOD ENDED
                                                    -------------  SEPTEMBER 25,
                                                     1994   1995       1996
                                                    ------ ------  -------------
      Current:
      Federal...................................... $  69  $  (38)     $(202)
      State........................................    13      (7)       (38)
                                                    -----  ------      -----
          Total.................................... $  82    $(45)     $(240)
                                                    =====  ======      =====

                             THE B-L NETWORK, INC.

  Reconciliations of the income tax provision (benefit) to the statutory federal income tax rate are as follows (in thousands):

                                                    YEAR ENDED
                                                   DECEMBER 31,   PERIOD ENDED
                                                   -------------  SEPTEMBER 25,
                                                   1994    1995       1996
                                                   ------ ------  -------------
      Tax at statutory rates...................... $ (13)  $(143)     $(614)
      State income taxes, net of federal tax
       benefit....................................    (2)    (17)       (71)
      Deferred tax asset valuation................    43      50        401
      Other, net..................................    54      65         44
                                                   -----  ------      -----
          Total................................... $  82  $  (45)     $(240)
                                                   =====  ======      =====

  Income taxes are calculated on a separate return basis as if the Company had not been included in a consolidated income tax return with the Parent. If the Company had calculated income taxes based on the tax-sharing agreement between the Company and the Parent, the resulting current and deferred income tax amounts could be different than the amounts disclosed.

5. COMMITMENTS AND CONTINGENCIES

  The Company leases certain service center facilities and vehicles under noncancelable operating leases that expire in various years through 2002. Rental expense under operating leases was approximately $2,414,000 and $2,645,000 for the years ended December 31, 1994 and 1995 and $1,945,000 for the period ended September 25, 1996, respectively. The future minimum lease payments as of September 25, 1996 related to noncancelable operating leases with initial terms of one year or more are set forth below (in thousands).

      September 26, 1996 to December 31, 1996........................... $  758
      1997..............................................................  2,178
      1998..............................................................  1,390
      1999..............................................................  1,107
      2000..............................................................    688
      2001..............................................................    494
      Thereafter........................................................    111
                                                                         ------
                                                                         $6,726
                                                                         ======

  In the normal course of business the Company becomes involved as a defendant or plaintiff in various lawsuits. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition, management is of the opinion that it maintains insurance at levels generally consistent with industry standards to insure itself against the normal risks of operations.

6. RELATED PARTY TRANSACTIONS

  The amounts payable to the Parent included in the balance sheets represent net balances as the result of various transactions between the Company and its Parent. There are no terms of settlement associated with the account balances. The balances are primarily the result of the Company's participation in the Parent's central cash management program, wherein substantially all the Company's cash receipts are remitted to the Parent and substantially all cash disbursements are funded by the Parent. On a monthly basis, interest expense is allocated to the Company by the Parent based on the Company's use of funds at the Parent's average borrowing rate in

                             THE B-L NETWORK, INC.

effect. Interest expense in the statement of operations and retained earnings (deficit) represents the total of these allocations. Other transactions include intercompany purchases, the funding of acquisitions, costs directly attributable to the Company incurred by the Parent, and miscellaneous other administrative expenses incurred by the Parent on the Company's behalf.

  The Company purchased inventory from the Parent of approximately $14,382,000, $16,868,000 and $15,434,000 for the years ended December 31, 1994 and 1995, and for the period ended September 25, 1996, respectively.

7. BENEFIT PLAN

  The Company's employees participate in a Parent-sponsored savings and retirement plan. Employees who are eligible to participate in the savings plan are able to contribute a percentage of their base compensation not to exceed 15%, subject to a dollar limit. Employee contributions are invested in equity and fixed income securities based on employee elections. For the years ended December 31, 1994 and 1995 and for the period ended September 25, 1996 the Company made no contributions to the plan.

8. SUBSEQUENT LITIGATION SETTLEMENT

  As of October 21, 1997, the Company had settled or was in the process of settling approximately $598,000 of litigation relating to various events that had occurred prior to September 25, 1996. These amounts are reflected in the September 25, 1996 financial statements as miscellaneous income (expense).

         [PHOTOGRAPHS OF AN ABOVE-GROUND POOL AND TWO IN-GROUND POOLS]

  Text: SCP Pool offers its customers a broad selection of products for both above-ground and in-ground pools. These products include chemicals, packaged pool kits providing walls, liner and bracing, and other pool equipment such as cleaners, filters and pumps.

  SCP Pool distributes over 34,000 national brand and private label products to over 20,000 customers. Each of SCP Pool's 74 service centers are computer linked with advanced information systems to enable its employees to provide their customers with fast, efficient service.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGIS-TERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO BUY, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAW-FUL.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Acquisitions..........................................................    8
The 1997 Acquisition......................................................    9
Risk Factors..............................................................   10
Use of Proceeds...........................................................   13
Dividend Policy...........................................................   13
Price Range of Common Stock...............................................   13
Capitalization............................................................   14
Selected Consolidated Financial Data......................................   15
Unaudited Pro Forma Condensed Consolidated Financial Data.................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   27
Management................................................................   35
Certain Relationships and Related Transactions............................   39
Principal and Selling Stockholders........................................   43
Description of Capital Stock..............................................   44
Shares Eligible for Future Sale...........................................   45
Underwriting..............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Additional Information....................................................   48
Index to Consolidated Financial Statements................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             2,450,000 SHARES

          LOGO
          LOGO

                             SCP POOL CORPORATION

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         MORGAN KEEGAN & COMPANY, INC.

THE ROBINSON-HUMPHREY COMPANY

                         JOHNSON RICE & COMPANY L.L.C.

                                            , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

      Securities and Exchange Commission Registration Fee............. $ 21,910
      NASD Filing Fee.................................................    7,730
      Blue Sky Fees and Expenses (including attorneys' fees and
       expenses)......................................................   10,000
      Printing and Engraving Expenses.................................   60,000
      Transfer Agent's Fees and Expenses..............................   15,000
      Accounting Fees and Expenses....................................  100,000
      Legal Fees and Expenses.........................................  200,000
      Miscellaneous Expenses..........................................   35,360
                                                                       --------
          Total....................................................... $450,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Restated Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

  In that regard, the Restated Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  The Company has in effect insurance policies covering all of the Company's directors and officers in certain instances where by law they may not be indemnified by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In connection with the Orcal Acquisition, the Company entered into a Management Agreement, dated as of March 1, 1995 with Ronald Hetzner, pursuant to which the Company sold 73,461 shares of Common Stock to Mr. Hetzner for aggregate consideration of approximately $300,000.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.


      1.1*     Form of Underwriting Agreement.
      3.1(1)   Restated Certificate of Incorporation of the Company.
      3.2(1)   Restated Bylaws of the Company.
      4.1(1)   Form of certificate representing shares of Common Stock of the Company.
      4.2(1)   Credit Agreement, dated as of December 31, 1993, by and
               among South Central Pool Supply, Inc. (previously known as
               SCP Acquisition Corp.), The First National Bank of Chica-
               go, as agent, and various lenders from time to time party
               thereto.
      4.3(1)   Amendment No. 1 to Credit Agreement, dated as of September
               1, 1994, by and among South Central Pool Supply, Inc., The
               First National Bank of Chicago, as agent, and various
               lenders from time to time party thereto.
      4.4(1)   Amendment No. 2 to Credit Agreement, dated as of January
               20, 1995, by and among SCP Supply, The First National Bank of Chicago, as agent, and various lenders from time to
               time party thereto.
      4.5(1)   Amendment No. 3 to Credit Agreement, dated as of February
               28, 1995, by and among SCP Supply, The First National Bank of Chicago, as agent, and various lenders from time to
               time party thereto.
      5.1*     Opinion of Kirkland & Ellis with respect to legality.
     10.1(1)   Asset Purchase Agreement, dated as of December 31, 1993,
               by and among the Company, SCP Acquisition Corp., and South
               Central Pool Supply, Inc.
     10.2(1)   Registration Agreement, dated as of December 31, 1993, by
               and among the Company, CHS, various management and outside investors, Berkeley Atlantic Income Limited, BG Services
               Limited, and PNC Equity Management Corp.

     10.3(1) Asset Purchase Agreement, dated as of January 4, 1994, by and between Aqua Fab Industries, Inc. and South Central
               Pool Supply, Inc.
     10.4(1)   Amendment No. 1 to Asset Purchase Agreement, dated as of
               January 7, 1994, by and among Aqua Fab Industries, Inc.
               and South Central Pool Supply Industries, Inc.
     10.5(1)   Amendment No. 2 to Asset Purchase Agreement, dated as of
               January 18, 1994, by and among Aqua Fab Industries, Inc.
               and South Central Pool Supply, Inc.
     10.6(1)   Amendment No. 3 to Asset Purchase Agreement, dated as of
               February 17, 1994, by and among Aqua Fab Industries, Inc.
               and South Central Pool Supply, Inc.
     10.7(1) Asset Purchase Agreement, dated as of January 20, 1995, by and among Alliance Packaging, Inc., York Chemical Corpora-tion and Wexco Incorporated.
     10.8(1) Stock Purchase Agreement, dated as of February 15, 1995, by and among the Company, Orcal Pool Supplies, Inc. and Ronald Hetzner.
     10.9(1) Agreement, dated as of March 31, 1992, by and between Wexco and W.B. Sexton.
     10.10(1)  Patent Assignment, dated as of January 20, 1995, between
               Wexco Incorporated and Alliance Packaging, Inc.
     10.11(1) Management Agreement, dated as of December 31, 1993, by and between CHS Management Limited Partnership, an Illi-nois limited partnership, and SCP Acquisition Corp.
     10.12(1) Management Agreement, dated as of February 28, 1995, by and between SCP Supply and Ronald Hetzner.
     10.13(1)  SCP Pool Corporation 1995 Stock Option Plan.
     10.14(1)  Form of Individual Stock Option Agreement.
     10.15(1)  Form of Convertible Subordinated Note dated as of December
               31, 1993 issued by SCP Holding Corp.
     10.16(1)  Form of Junior Subordinated Note dated as of December 31,
               1993 issued by SCP Holding Corp.
     10.17(1) Form of Executive Securities Agreement dated as of Decem-ber 31, 1993 among SCP Holding Corp., Code Hennessy &
               Simmons Limited Partnership and certain executives.
     10.18(1) Form of Lease, dated as of February 28, 1995, by and be-tween Ronald Hetzner and South Central Pool Supply, Inc.
     10.19(1) Lease, dated as of November 8, 1993, by and between Northpark Alliance, LLC and South Central Pool Supply,
               Inc.
     10.20(1)  Lease, dated as of November 7, 1991, by and between St.
               Romain Children's Trust and South Central Pool Supply,
               Inc.
     10.21(1)+ Sales Agreement, dated as of October 1, 1993, between PPG
               Industries, Inc. and SCP Supply.
     10.22(2) Asset Purchase Agreement, dated as of September 7, 1995, by and among SCP Supply, Aman Enterprises, Inc., Stephen
               Aman and Walter Aman.
     10.23(2) Stock Purchase Agreement, dated as of November 10, 1995, by and among SCP Supply, Steven Portnoff Corporation and
               Steven Portnoff.

     10.24(2)  Asset Purchase Agreement, dated as of December 12, 1995, by and among SCP Supply, Pool Mart of Nevada, Inc., Robert
               Portnoff, Sarah Portnoff and Steven Portnoff.
     10.25(2)  SCP Pool Corporation 1996 Non-Employee Director Equity In-
               centive Plan.
     10.26(3)  Second Amended and Restated Credit Agreement, dated as of
               September 26, 1996, among South Central Pool Supply, Inc., the First National Bank of Chicago and the Institutions
               party thereto as lenders.
     10.27(3)  Asset Purchase Agreement, dated as of September 26, 1996, among South Central Pool Supply, Inc., SCP Pool Corpora-
               tion, The B-L Network, Inc. and Bio-Lab, Inc.
     10.28(3)  Asset Purchase Agreement, dated as of September 26, 1996, among Alliance Packaging, Inc., SCP Pool Corporation,
               South Central Pool Supply, Inc. and Bio-Lab, Inc.
     10.29(3)+ Supply Agreement, among Bio-Lab, Inc., South Central Pool
               Supply, Inc., and SCP Pool Corporation.
     10.30(3)+ Supply Agreement, dated as of September 26, 1996, among
               Bio-Lab, Inc., South Central Pool Supply, Inc., and SCP
               Pool Corporation.
     10.31++   Asset Purchase Agreement, dated as of November 13, 1997,
               among SCP Pool Corporation, South Central Pool Supply,
               Inc., Bicknell Huston Distributors, Inc., Pacific Indus-
               tries, Inc. and Cookson America, Inc.
     21.1(1)   Subsidiaries of the registrant.
     23.1      Consent of Ernst & Young LLP.
     23.2      Consent of Ernst & Young LLP.
     23.3*     Consent of Kirkland & Ellis (included in opinion filed as
               Exhibit 5.1).
     24.1*     Power of attorney (included on signature page).
     27.1*     Financial Data Schedule.

--------
*  Previously filed
+  Confidential Treatment Granted.
++ Confidential Treatment Requested for portions of Exhibit C to this
   Agreement
(1) Incorporated by reference to the respective exhibit to the Company's Registration Statement No. 33-92738.
(2) Incorporated by reference to the respective exhibit to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1996.
(3) Incorporated by reference to the respective exhibit to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1996.

   (b) FINANCIAL STATEMENT SCHEDULES.

  No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are required under the related instructions, as they are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to every purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF COVINGTON, STATE OF LOUISIANA, ON DECEMBER 11, 1997.

                                          SCP POOL CORPORATION

                                                   /s/ Wilson B. Sexton
                                          By: _________________________________
                                                Wilson B. Sexton, Chairman

                                    * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED ON DECEMBER 11, 1997, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED:


                 SIGNATURE                                   CAPACITY
                 ---------                                   --------


           /s/ Wilson B. Sexton             Chairman and Director
___________________________________________
             Wilson B. Sexton


                     *                      President, Chief Executive Officer and
___________________________________________   Director
            Frank J. St. Romain

           /s/ Craig K. Hubbard             Secretary, Treasurer and Chief Financial
___________________________________________   Officer
             Craig K. Hubbard

                     *                      Director
___________________________________________
              Andrew W. Code

                     *                      Director
___________________________________________
              Peter M. Gotsch

                     *                      Director
___________________________________________
            Dominick DeMichele

                                            Director
___________________________________________
              Robert C. Sledd

         /s/ Craig K. Hubbard
*By: ________________________________
   Craig K. Hubbard, attorney in fact